U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                             FORM 10-SB AMENDMENT 4

                          Natural Solutions Corporation
         ---------------------------------------------------------------
               (Name of Small Business Registrant in its charter)

           Nevada                                       88-0367024
--------------------------------            ---------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)



100 Volvo Parkway, Suite 200
Chesapeake, Virginia                                       23320
---------------------------------------               -----------------------
(Address of principal executive offices)                  (Zip Code)

Registrant's telephone number:   (757) 548-4242

Securities to be registered under Section 12(b) of the Act:

   Title of each class                         Name of each exchange on which
   to be so registered                          each class to be registered

   None                                              None
-------------------------                     -------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:
                                   Donald F. Mintmire, Esq.
                                   Mintmire & Associates
                                   265 Sunrise Avenue, Suite 204
                                   Palm Beach, FL 33480
                                   Tel: (561) 832-5696
                                   Fax: (561) 659-5371

                           SUMMARY TABLE OF CONTENTS

          PART I

Item 1       Description of Business.

Item 2       Management's Discussion and Analysis or Plan of Operation.

Item 3       Description of Property.

Item 4       Security Ownership of Certain Beneficial Owners and Management.

Item 5       Directors, Executive Officers, Promoters and Control Persons.

Item 6       Executive Compensation.

Item 7       Certain Relationships and Related Transactions.

Item 8       Description of Securities.

          PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 2       Legal Proceedings.

Item 3       Changes In and Disagreements With Accountants.

Item 4       Recent Sales of Unregistered Securities.

Item 5       Indemnification of Directors and Officers.

             PART F/S Financial Statements.

          PART III

Item 1       Index to Exhibits.

Item 2       Description of Exhibits.


          PART III

Item 1       Index to Exhibits.

Item 2       Description of Exhibits.

                                     PART I

Forward Looking Statements

This Form 10SB includes "forward looking statements". All statements, other than statements of historical facts, included or incorporated by reference in this Form 10SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward looking statements made in this Form 10SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward looking statements.

Item 1.  Description of Business

(a) Business Development

Ice Ban America, Inc., a Nevada corporation was incorporated on August 14, 1996. On December 7, 1998, Ice Ban America, Inc. changed its name to Natural Solutions Corporation (hereinafter referred to as "NSC" or the "Company"). NSC was formed to market agricultural by-products for use as anti-icing and de-icing agents under the trade name, ICE BAN(R). The Company later expanded into providing dust control and road stabilization agents. On December 24, 1996, NSC's common stock first began trading on the NASD Over-the-Counter (OTC) Bulletin Board under the stock symbol "ICEB" (OTC BB:ICEB). Pursuant to Rule 6530 adopted by NASDAQ, the Company filed this Form 10-SB on November 17, 1999 in order to become a fully reporting company in accordance with the Securities Exchange Act of 1934. On November 19, 1999, the Company's stock symbol changed to "ICEBE". On December 14, 1999, the Company's stock symbol was removed from the OTC BB and is presently listed on the Over-the-Counter Pink Sheets (OTC PS). NSC has retained "ICEB" as its stock symbol.

NSC's current address is 100 Volvo Parkway, Suite 200, Chesapeake, Virginia 23320. The Company's Web-site address is http://www.naturalsolutionscorp.com. The Company's telephone number is (757) 548-4242 and the consumer information number is 1-888-ICEBAN-1.

On August 31, 1996, NSC entered into a renewable, seven year, exclusive licensing agreement with Ice Ban USA, Inc. ("IBUSA") to exploit certain patents, patents pending and trademarks assigned to IBUSA. IBUSA is a Company partially owned by a trust created by ICE BAN(R)'s co-inventor Mr. George Janke ("Mr. Janke"), and by NSC's chairman, Dr. M.G. Robertson ("Dr. Robertson"). On April 27, 2000, Mr. Janke passed away. The patents cover the use of agricultural by-products as road de-icing and anti-icing agents. The product is currently marketed as ICE BAN(R). The territory granted under this license includes all of the United States.

On March 30, 1998, IBUSA and NSC entered into an addendum to their previous agreement, whereby NSC acquired the right to market the trademarked and patent-pending product, TEMBIND(R), which is a biodegradable, non-corrosive dust control and road stabilization product for use in the maintenance of unpaved roads. The Company now markets this product under the trademarked brand RB ULTRA(TM). ICE BAN(R) and RB ULTRA(TM) are the primary products offered by the Company.

The above license agreement, as amended, requires a quarterly royalty payment of 2% of sales, but not to exceed $3.00 per ton nor to be less than $2.00 per ton. [See Part I, Item 7, Certain Relationships and Related Transactions.]

In January 1997, the Company engaged the American Association of Civil Engineers Research Foundation ("Civil Engineers") to conduct testing of ICE BAN(R). The Civil Engineers then instructed Highway Innovative Technological Evaluation Center ("Highway Center") to evaluate the technical aspects and effectiveness of ICE BAN(R). The reports that were produced indicate that in field and laboratory tests the ICE BAN(R) product can indeed be an effective aid to snow and ice control operations by melting snow and ice faster and at lower temperatures than traditional ice control agents, with little or no adverse effects on roads, infrastructure, or vehicles.

The Civil Engineers has another evaluation council named the Environmental Technology Evaluation Center ("Environmental Center"), which conducts environmental evaluations. The ICE BAN(R)product was selected by the Civil Engineers to be the first full-scale environmental evaluation that the Environmental Center conducted. The results of this evaluation are pending. [See: Part III. Index to Exhibits. Item 10.24 Testing Consent Letters and HITEC Test Results]

On February 21, 1997, the Company entered into an agreement to sell common stock to Minnesota Corn Processors Company ("Minnesota Processors") in exchange for supplies of the raw material by-product which Minnesota Processors produces and which the Company uses to produce ICE BAN(R). This arrangement provided the Company with nearly fifty percent (50%) of the Company's product supply. In accordance with this agreement, on February 21, 1997, the Company committed one million one hundred seventy thousand (1,170,000) shares of common stock to Minnesota Processors for the purchase of raw materials provided by Minnesota Processors for the ICE BAN(R) product. Over the life of the contract, the shares that were issued had a fair market value of $296,827 and as of July 31, 2000 represent 65,966 shares or 0.23% of the issued and outstanding capital stock of the Company on a fully diluted basis. The amount of raw material to be supplied by Minnesota Processors was derived from a formula based on the market value of the product and the price of the Company's stock at the time of shipment, based upon a formula agreed to between the Company and Minnesota Processors. The contract provided: (1) Minnesota Processors agreed to conduct laboratory and field testing of ICE BAN(R), (2) Minnesota Processors agreed to use its resources to promote further development of ICE BAN(R), (3) Minnesota Processors agreed to provide tankage and distribution as well as sales and service in its market, (4) Minnesota Processors agreed to confidentiality and non-compete provisions, (5) the Company granted Minnesota Processors an option to purchase an additional one million one-hundred seventy thousand (1,170,000) shares on the same terms as previously agreed to, and (6) NSC granted Minnesota Processors pre-emptive rights to maintain a 15% stake in the Company. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 of Regulation D ("Rule 506"), promulgated thereunder, and ss.80A.15 (Subd. 2)(h) of the Minnesota Code. This agreement was superceded by a supply agreement on October 19, 1999.

On July 29, 1997, in an exchange of stock, the Company acquired Ice Ban, Inc. ("IBNY"), the only licensee with territorial rights to ICE BAN(R) in the U.S. (i.e. upstate New York and Erie, Pennsylvania) which were not included in the original license to the Company. The Company issued one million three hundred thousand (1,300,000) shares of its restricted common stock to acquire 100% of the common stock of IBNY. At the time that the shares were issued, the shares had a fair market value of $6,916,000 and as of July 31, 2000 represent 4.6% of the issued and outstanding capital stock of the Company on a fully diluted basis. As a result of this acquisition of IBNY, the Company's license now extends to the entire United States. In acquiring IBNY, the Company also acquired the national distribution rights from IBUSA to the TEMBIND(R) product. As part of the transaction, IBNY was obligated to assign the above rights to IBUSA with the further agreement that IBUSA would assign the rights to the Company or its designee, which it did, in consideration for one hundred thousand (100,000) shares of the Company's common stock. The shares had a fair market value of $531,900 on the date of the transfer, and represent 0.35% of the issued and outstanding capital stock of the Company. As part of this transaction, the above mentioned 100,000 shares of the Company's common stock were issued to IBUSA in consideration for IBUSA's expansion of the license of ICE BAN(R) products to upstate New York and Erie County, Pennsylvania. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

On October 17, 1997, the Company formed Tembind America, Inc. as a wholly owned subsidiary to market the TEMBIND(R) product in the United States. On November 3, 1998, the Company changed the name of this subsidiary to Roadbind America, Inc. ("Roadbind"). At that time, the Company at this time also discontinued use of the TEMBIND(R) brand name and began marketing its dust control and road stabilization product under brand names more related to its product distinctions. The Company now uses the trademarked name RB ULTRA(TM).

On July 7, 1998, the Company formed a separate corporation named Natural Solutions Corporation with the purpose of changing the name of the Company from Ice Ban America, Inc. to Natural Solutions Corporation. The newly formed corporation's name was changed to Ice Ban America, Inc. on December 7, 1998 and on that date the Company changed its name to Natural Solutions Corporation. The new name was adopted to better describe the Company's commitment to developing and marketing environmentally friendly product. The Company believes the new name is more suggestive of the year round nature of the Company's operations. As a result of these events, NSC has a wholly owned subsidiary named Ice Ban America, Inc. ("IBA").

On July 8, 1998, the Company, Sears Petroleum & Transport, Corp. ("Sears") and Innovative Municipal Products, Inc. ("IMUS") created a limited liability company, named Sears Environmental Applications Company, L.L.C. ("SEACO"), and executed an Operating Agreement for the operation of SEACO. Each of the three parties own a one-third interest in SEACO. SEACO's Articles of Organization were filed with the New York Secretary of State. The purpose of SEACO was to engage in the sale and distribution of ICE BAN(R), TEMBIND(R), and other related products.

On November 10, 1998, ICE BAN(R) and its co-inventor, Mr. Janke, were awarded the prestigious Charles W. Pankow Innovative Applications Award for 1998 from the Civil Engineering Research Foundation of the Civil Engineers. The award is presented each year after consideration and evaluation of various technological innovations. The Civil Engineers selected ICE BAN(R) product and technology as the winner of the Innovative Applications Award, from more than 200 applications submitted. The Company believes that this award was a significant international honor and confirmed the Company's policy of independent-based testing of its products and its belief in the capabilities of ICE BAN(R).

On October 29, 1999, Dr. Robertson acquired in his individual capacity a 42.5% equity interest in IBUSA, as well as 50% of the international rights to IBUSA's and Mr. Janke's existing patents, patents pending and trademarks. The Company, of which Dr. Robertson is presently the Chairman, is the exclusive licensee of certain IBUSA U.S. patents being utilized exclusively by the Company in the United States. In addition, the Company is the exclusive U.S. licensee of certain pending IBUSA U.S. patent applications. Furthermore, the Company is an U.S. Licensee of certain trademarks, including, the ICE BAN(R), ICE BAN MAGIC(R) and the ICE BAN(R) names and logos. The Company secured the aforementioned rights by virtue of a license agreement dated August 31, 1996, as amended by an August 31, 1998 agreement, between the Company and IBUSA, which agreement has an initial term of seven years and is automatically renewable for successive one-year terms unless canceled or otherwise terminated for cause.

(b)  Business of Issuer

Overview

Natural Solutions Corporation is a distributor of patented environmentally friendly corrosion inhibiting products for de-icing and anti-icing under the ICE BAN(R) brand and the environmentally friendly road stabilization and dust control products currently marketed under the RB ULTRA(TM) brand.

Principal Products and Markets

The Company entered into an exclusive licensing agreement with IBUSA to exploit certain patents, patents pending and trademarks. The patents cover the use of agricultural by-products as road de-icing and anti-icing products. The products are marketed under the trademark ICE BAN(R). The Company also acquired through acquisition of IBNY exclusive rights to the product TEMBIND(R), which the Company brands as RB ULTRA(TM) Products.

ICE BAN(R)

ICE BAN(R) is produced from the concentrated liquid residue of grain processing and from the processing of other agricultural products. These products are the result of natural processes, and are used in various applications for the de-icing and anti-icing of roadways and other surfaces.

Chloride-based products, ICE BAN(R)'s primary competition, impose significant external costs and damage the environment. This has been articulated in an important article on the subject:

        "The use of (chloride) salt for the use of de-icing roads results in costs estimated at more than $800 ($932 in 1997 dollars) per ton (per year) including the costs of repair and maintenance of roads and bridges, vehicle corrosion costs, the loss of aesthetic value through roadside tree damage, etc. Additionally there are...health costs related to sodium levels in drinking water." Vitaliano, Donald F., "Economic Assessment of the Social Costs of Highway Salting and the Efficiency of Substituting a New De-Icing Material", Journal of Policy Analysis & Management, Vol. 11, No. 3, pp. 397-418.

Dr. Donald F. Vitaliono is a professor of economics at the Rensselaer Polytechnic Institute. His study further estimates that annual salt damage to roadway infrastructure and vehicles to be approximately twenty billion dollars ($20,000,000,000) annually. NSC's ICE BAN(R) products seek to attain a marketing advantage by being more effective and safer than chloride salts.

The Company believes ICE BAN(R) to be effective in melting snow and ice faster and at lower temperatures than sodium chloride. The Civil Engineers have found that ICE BAN(R) products are biologically and environmentally friendly, are minimally corrosive, and have no significant known adverse effects on roads, other infrastructure, or vehicles. ICE BAN(R) is water-soluble, easy to handle and apply, and can be used with various mixtures.

The Civil Engineers have found that ICE BAN(R) is economical and when used in a mixture with various chloride salts ICE BAN(R) significantly lower salt's corrosive effect. [See: HITEC, Technical Evaluation Report, Summary of Evaluation Findings For The Testing of ICE BAN(R), Chapter 4, Summary and Conclusions, Index to Exhibits.]

The Company believes that ICE BAN(R) provides the first economical and readily available replacement for chloride salt de-icers. Testing indicates that the use of ICE BAN(R) products result in both substantial short-term dollar savings from reduced direct de-icing budgetary costs and, in long-term savings in reduced damage to roadways, infrastructure, vehicles and the environment. [See: HITEC, Technical Evaluation Report, Summary of Evaluation Findings For The Testing Of ICE BAN(R), Chapter 4, Summary and Conclusions, Index to Exhibits.] ICE BAN(R) products also have potential special use applications such as on airport runways, where salt is not suitable or approved. The use of ICE BAN(R) by such specialized users, the Company believes, could save such users substantial amounts of money and enable these users to de-ice where previously the salt corrosiveness was unacceptable and other alternative de-icers were toxic or cost-prohibitive.

The Company believes that ICE BAN(R) is both technically and economically effective and efficient. Field and laboratory applications of ICE BAN(R) mixtures have demonstrated superior penetration on existing ice and snow-packs than conventional chloride applications. Applications of ICE BAN(R) at the rate of 40-gallons/lane mile removed snow-pack directly at temperatures well below the effective range of salt application. ICE BAN(R) mixtures penetrate the snow-pack vertically to the underlying road surface, then spreads out on the road and breaks the bond between the snow-pack and the road surface. ICE BAN(R) works on the road surface and not on the top of the snow-pack. Unlike salts and brines, it is resistant to dilution and remains effective for much greater periods of time. Thus, using ICE BAN(R) requires fewer applications, man-hours, and truck miles. Using ICE BAN(R) reduces truck fuel and maintenance costs, and use of ICE BAN(R) results in fewer problems with spreader vehicles and methods. [See: HITEC, Technical Evaluation Report, Summary of Evaluation Findings For The Testing of ICE BAN(R), Chapter 4, Summary and Conclusions, Index to Exhibits.]

ICE BAN(R) users have reported that ICE BAN(R) products have a residual re-activation effect after the initial application and melting process. The re-activation effect is that even long after application, the product continues to act as an anti-icing agent and prevents new snow and ice from adhering to the road surface.

Re-activation results in further cost savings for ICE BAN(R) users compared to traditional de-icing methods. For example, if ICE BAN(R) is applied prior to storms, it prevents or otherwise impedes snow and ice from bonding to the road surface. This property further lowers maintenance costs by reducing the number of applications that are needed; and in turn further reduces materials requirements (whether salts or agricultural by-products). [See: HITEC, Technical Evaluation Report, Summary of Evaluation Findings For The Testing Of ICE BAN(R), Chapter 4, Summary and Conclusions, Index to Exhibits.]

In addition, ICE BAN(R) reduces wintertime PM-10 (dust) levels by eliminating or reducing the need for sand or other grit. ICE BAN(R) is especially ideal for treating black ice and clear weather frost on road and bridge surfaces. [See:
HITEC, Technical Evaluation Report, Summary of Evaluation Findings For The Testing of ICE BAN(R), Chapter 4, Summary and Conclusions, Index to Exhibits.]

Prior to the Company's formation, field and laboratory testing began in northwestern New York in 1994. After testing, limited commercial use began in January 1995. Sales and testing continued on a limited basis during the winter season of 1995-1996 by the licensee for the product in upstate New York. During this period the licensee obtained a Beneficial Use Determination for commercial use in the State of New York. This approval required the monitoring of streams in the use areas for runoff concentrations and environmental impacts. The negative environmental impact was negligible or non-detectable. Commercial use was significantly expanded in the New York State licensee area in the winter of 1996-1997.

RB ULTRA(TM)PRODUCTS (formerly marketed as TEMBIND(R))

RB ULTRA(TM) is an environmentally friendly liquid product used for unpaved road stabilization and dust control. The distribution of RB ULTRA(TM) provides the Company with a summer season business to balance the Company's winter season snow and icing control business. This gives the Company the potential capability to stabilize earnings and provide a revenue base over the entire fiscal year. The Company is thereby attempting to manage its product portfolio to reduce any seasonal cycles, which subject revenues and potential earnings to variables in weather and climate conditions. The Company believes that the potential of these Roadbind products in the marketplace is exceptional in that the United States has approximately four million (4,000,000) miles of roads of which nearly one million two hundred thousand (1,200,000) are unpaved (or thirty percent).

The Company believes that Roadbind products are biodegradable, environmentally friendly, non-toxic, non-corrosive dust control and road stabilization products for use in the maintenance of unpaved roads. The product is made of lignin and lignosulfonates, or tree glue, which is a co-product of the papermaking process. Roadbind product increases the load-bearing strength of roads and soils, and also allows for immediate use of the road after application and prevents washouts while increasing traction.

Roadbind products use lignin, which is a natural binder found in plants and trees. Lignin provides strength and rigidity. Approximately one-quarter of dry wood is lignin. It is the second most prominent component of the wood part of a tree (cellulose is the first). Lignosulfonates have been used as a treatment for unpaved roads since the 1920's and have been effective; Roadbind products are designed to maximize and augment these lignosulfonate properties. The Company has blended lignin with other environmentally safe proprietary agricultural additives. This blended product is then marketed under the RB ULTRA(TM) brand name.

The Company believes that Roadbind products, when properly mixed and applied, are more resilient, durable, long lasting and a more effective dust control agent than other products currently on the market. Roadbind products increase load-bearing ratios approximately two to three times. The products are water-soluble and are easily rinsed from equipment and clothing. However, it takes heavy and prolonged rains and traffic to substantially affect the RB ULTRA(TM) treated surfaces.

The Company's products coat dirt roads with an adhesive-like film that binds particles together for a stronger road surface. Water uptake by the roadbed surface is also greatly reduced and the treated roadbed is less likely therefore to be washed away by rain. Roadbind products can be used on all types of unpaved roads including shell, coquina, limestone, clay, sand, marl, and gravel. Roadbind products have been used on roadways, airstrips, helicopter pads, campgrounds, parks, racetracks, parking areas, nature trails, and even for embankment stabilization. The Company believes that NSC's products are a safe and economic alternative for road stabilization and dust control.

Distribution Methods

The Company's products, both its ICE BAN(R) products and its RB ULTRA(TM) products, are sold by NSC principally in the United States. Sales are made primarily through exclusive distributors, and agents, and the Company's sales force.

NSC's ICE BAN(R) distributors, agents, and sales force service government transportation departments and other potential users. The Company provides marketing material, contracts, references, referrals, demonstrations, logistical backup, technical data and assistance, trade show presence and other support as may be needed from time to time. NSC provides marketing and advertising support both on a territorial and national basis, including, trade and municipal publications, trade shows, direct mail, news media, infomercial, and proposal presentations.

The Company originally used ship as well as rail to transport its product to certain holding tank facilities. ICE BAN(R) is primarily stored in holding tanks in certain snow states; this is for the most part at the Company's expense. The independent distributors also use holding tank facilities for their needs, at their expense.

The Company has determined that a limited number of holding tanks strategically located throughout the U.S., plus rail cars transported to large work sites directly from its suppliers will satisfy its supply needs. The Company has supply agreements with a number of producers of its raw materials. Through these agreements, the Company has reduced the future need for its own extensive storage facilities. The ultimate plan is to drop ship 85 to 90% of both products to strategic holding tanks throughout the country, as well as holding tanks owned or leased by its distributors, as well as to drop shipments directly from the suppliers to large customer job sites and storage facilities. This strategy is a variation of Just-in-Time Inventory procedures used in many large industries and the Company believes that this strategy will result in cost-savings and added flexibility in its marketing and logistical efforts. Strategic holding tanks along with rapid supplier response and strategic rail car locations, will potentially keep the Company's inventory holding costs to a minimum.

The Company's road stabilization products are primarily sold directly to customers, of which municipalities constitute the largest customer segment. The Company occasionally sells through authorized Company distributors and other non-affiliated distributors. The majority of the Company's RB ULTRA(TM) products are stored in the State of Florida. Where economical, additional products are purchased from a variety of suppliers.

Distribution and Transportation Agreements

On March 5, 1997, an agreement was executed between Sears and IBNY, which called for Sears to provide storage and throughput (moving product in and out of storage) services in Rome, NY. Such service included receiving product by rail or truck, in-tank storage of product, inventory control and reporting, provision of truck loading facilities, equipment maintenance and provision of normal supplies. This agreement also called for minimum quantities of throughput services to be provided by IBNY. This contract is binding on any successors of such corporations. These services were billed monthly with 30-day credit terms. During the fiscal year ended 1998, the Company paid $5,238, under the terms of this contract. [Part II See Item 2. Legal Proceedings.]

On May 31, 1997, IBNY entered into a contract with Sweeteners Plus, Inc. (Sweeteners) relating to the unloading, storage, reloading and delivery of ICE BAN(R) products at Sweeteners' Lakeville, New York and Wayland, New York facilities. This contract is binding on any successors of such corporations. The effective date of the contract with Sweeteners Plus is from June 1, 1997 to May 31, 2002, with an automatic renewal from year to year after such five-year effective date. These services are billed monthly with 30-day credit terms. During the fiscal years ended 1998 and 1999, the Company paid $63,166, and $129,777, respectively, under the terms of this contract.

In July 1997, pursuant to its acquisition of IBNY, the Company began making payments to SRI, Inc. ("SRI") in connection with lignin storage in Jacksonville, Fla. The agreement calls for a three-year term whereby SRI would provide various transport and loading services and storage. These services are billed monthly with 30-day credit terms. During the fiscal years ended 1998, and 1999, the Company paid $213,201, and $207,916, respectively, under the terms of this contract.

On June 4, 1998, a "Lease" was entered into between 1194 Corporation, of North Palm Beach, Florida, and the Company for a three-year lease, from July 1, 1998 to June 30, 2001, of property to be used for the sale and storage of materials. These services are billed monthly in advance, at the rate of $716.

On June 8, 1998, a "Commercial Contract & Lease" was entered into between R. Conley, Inc. and IBNY for the use and occupation of premises for storage (tank) and handling of product commenced on July 1, 1998 and terminated on July 1, 1999.

On August 25, 1998, a letter arrangement was entered into Sears, SEACO, and by Jeffrey Johnson, purportedly on behalf of the Company. NSC disputes whether Mr. Johnson had authority to sign the letter. The arrangement purportedly provided for Sears to purchase up to one and one-half million gallons (1,500,000) of ICE BAN(R), subject to certain provisions relating to resales to SEACO. This agreement has recently expired. [Part II See Item 2. Legal Proceedings.]

On August 14, 1999, a "Terminal & Transloading Agreement" was entered into between NSC and Na-Churs Plant Food Company d/b/a Na-Churs/Alpine Solutions of Corydon, Indiana ("Na-Churs"). The agreement calls for Na-Churs to receive, store and transload out ROADBIND ULTRA, ICE BAN(R) and Magnesium Chloride
Solution. The materials will be delivered FOB to Na-Churs facility in NSC designated trucks or tank cars and all the inventoried materials will be owned by NSC. Na-Churs will store the materials in storage tanks having a capacity of 110,000 gallons. NSC guarantees a minimum of two hundred thousand (200,000) gallons per calendar year to be placed through the Na-Churs facility. These services are billed monthly with 30-day credit terms. The terms of this agreement provide for an evergreen contract with an option to terminate the agreement at any time upon 60 days notice.

On October 14, 1999, a "Terminal & Transloading Agreement" was entered into between NSC. and Steuben County Co-op, Angola, Indiana ("Steuben"). The agreement calls for Steuben to receive, store and transload out RB ULTRA(TM), ICE BAN(R) and Magnesium Chloride Solution. The materials will be delivered to Steuben facility in NSC designated trucks or tank cars and all the inventoried materials will be owned by NSC. Steuben will store the materials in storage tanks having a capacity of 110,000 gallons. NSC guarantees a minimum of two hundred thousand (200,000) gallons per calendar year to be placed through the Steuben facility. These services are billed monthly with 30-day credit terms. The terms of this agreement provide for an evergreen contract with an option to terminate the agreement at any time upon 60 days notice.

The Company also from time to time contracts with various other railway and storage companies for the transport and storage of the Company's product. Such companies include, among others, CSX Corporation and TransMatrix. These services are billed monthly with 30-day credit terms.

Status of any publicly announced new product or service

None

Competition

The de-icing market is highly competitive. Although the Company is not to date a major volume supplier of product within the de-icing industry, the Company's market share is growing within certain geographic and product segments of the market. The Company believes that because of ICE BAN(R)'s unique environmental advantage over salts, the product has the potential to become a major factor within the industry. NSC uses price, quality, and product performance, as well as related technical support services, to gain a competitive edge over its competitors' product offerings. NSC further seeks to achieve competitive advantages by using advertising, promotional, logistical, and branding strategies. The Company believes that this will result in increased product identification and that this will translate into increased market penetration. There can be, however, no assurances that the Company will be able to successfully compete against other companies, many of whom has much greater resources than the Company.

The principal products in competition with ICE BAN(R) are salt or chloride based de-icing and anti-icing products. The Company's ICE BAN(R) product competes with and will be competing primarily against de-icing salt producers. These producers are primarily large multinational corporations with financial resources substantially greater than those of the Company. These major companies have large inventories and storage facilities and have distribution infrastructure already in place. Those government agencies, currently using salt, already have equipment for salt application. Much of this equipment which will require modification or replacement in order to use ICE BAN(R). Most salt products are currently comparable or less expensive in price than ICE BAN(R). The Company believes that this is in part due to the fact that the effects of corrosion and other environmental harms that salt produces are not accurately reflected, if at all, in the price of salt; these harms are thus externalities. However, the Salt Institute has reported that the chloride salt roadway de-icing market to be in excess of twenty million (20,000,000) tons per annum. This translates into a market that approaches one billion dollars ($1,000,000,000) annually. Thus, the Company is presented with a large market potential for its differentiated environmentally friendly products and is seeking to carve out a significant piece of this market dominated by salts.

Salt de-icing products cause certain environmental impacts including corrosion that the Company believes could be (1) reduced by use of ICE BAN(R) if used in mixtures with salt, or (2) effectively eliminated if ICE BAN(R) is used exclusively. The salt industry currently uses liquid calcium brine (8 to 12 gallons per ton of salt) to reduce bounce-off and loss due to traffic, to extend its effective application temperature and to increase ice-melting action. Calcium chloride is the salt of a strong acid and a strong base. ICE BAN(R) is not made from toxic or hazardous chemicals and mixes with salt, cinder, sand, ash, river gravel, or other regionally available products or aggregates now being used for winter season road maintenance.

While salt  currently  is ICE  BAN(R)'s  main  competition  in the  de-icing and anti-icing of roads, ICE BAN(R) can also be used in combination with salt as well. Because of ICE BAN(R)'s intrinsic properties it can be combined with salt to form a mixture. Thus, while ICE BAN(R) competes with salt products, ICE BAN(R) maybe sold to salt de-icing companies for use in their salt de-icing products. This gives ICE BAN(R) a unique advantage in having the ability to sell its product to its principal competition without incurring significant disadvantages.

There is the potential for competition from the "Toth" patent. In June of 1994, Mr. Janke entered into an Assignment Agreement and an Agreement of Sale to acquire all rights to the VINASZ patent from three Hungarians who purportedly were the original inventors of the patent. As described below, there are competing claims to this patent and the matter is in litigation. The Toth patent, otherwise known as the VINASZ patent or `918 (U.S. Patent No. 4,676,918), is a patent which covers an mixture of water and a waste concentrate of a molasses-based alcohol manufacturing procedure, which concentrated molasses mixture is sold under the name "VINASZ". The ICE BAN(R) product and the testing and reliability of the ICE BAN(R) product is not based upon the VINASZ patent. NSC has never marketed any ICE BAN(R) products covered by the VINASZ patent. Currently, Sears, IMUS, and other entities are claiming that waste "stillbottom" products are covered by the VINASZ patent and therefore can be sold by them in competition with ICE BAN(R) products without denigrating the Company's patents. The Company disputes this claim, and believes that it has the US rights to the VINASZ patent. [See Part II Item 2. Legal Proceedings.]

Inflation may impact the costs of the Company, and the ability of the Company to pass on cost increases in the form of increased sales prices is dependant upon market conditions. The general level of inflation in the U.S. economy has been at relatively low levels, and the Company has experienced, to date, virtually no significant cost increases. If there is an increase in the rate of inflation, the Company will reexamine its pricing structure. This may have an impact on competitive conditions.

Seasonality and weather conditions may affect competitive conditions. While the Company has made efforts to extend its business year-round, the business of the Company remains largely seasonal. Due principally to the seasonal nature of the Company's de-icing and anti-icing products, which depend upon snow and ice conditions, demand is stronger during the winter months. The Company's shipment volume is typically higher in the second and third quarters. The Company has made, and is making, arrangements with its de-icing and anti-icing suppliers to schedule shipments closer to demand periods rather than store large amounts of this product in its inventory facilities. This will proportionately reduce inventory and conserve cash. Periods with less ice and snow, such as the El Nino season of 1997-98, negatively impact upon revenues.

However, the Company's road stabilization and dust control products are effective for year round use in many areas of the county and for six to eight months in the areas, which experience ice and snow conditions. The Company plans to aggressively market and sell dust control and stabilization products in order to create a year-round revenue base for the Company. The Company acquired IBNY in 1997 in part to implement this plan.

RB ULTRA(TM) products' principal competition comes from other lignin products, calcium chloride, cold mix asphalt, and various polymers. The Company recently learned that three former executives of NSC have started a competing business providing substantially the same products and services as the Company. Management is in the process of determining the potential impact on sales and the appropriate response, and the Company has filed suit against these executives and their newly-established company. [See Part II Item 2. Legal Proceedings.]

Sources and availability of raw materials and the names of principal suppliers

The Company's major source of raw product comes from the processing of corn, which results in corn by-products (or sometimes termed co-products). The Company does not anticipate any shortage of reasonably priced raw materials necessary to produce ICE BAN(R) since it is a by-product of the processing of corn. In fiscal year ended 1999, the Company purchased raw materials from Minnesota Processors totaling $252,304, or 15.75% of total Costs Applicable to Sales and Revenues. While Minnesota Processors had been the Company's primary supplier of ICE BAN(R) source material, the Company no longer uses Minnesota Processors or any other single entity as a sole supplier of material. The Company is in the process of diversifying its supplier base. This diversification includes using various supply sources to enhance NSC's negotiating posture relative to each of its suppliers.

Prior to fiscal year ended 1999, the Company relied heavily upon Tembec, Inc. as a source for its dust control products and materials. The Tembec products are made, in part, of raw materials that come from co-products of the wood processing done by paper mills, including, lignosulphonates, or tree glue. Used as a binder for horse and cattle feed products, the tree glue contains no toxins, which is in contrast to commonly used chloride salts and asphaltic emulsions, which are toxic. Beginning in 1999, the Company purchased only limited quantities of raw materials from Tembec, Inc. and relied principally on inventory on hand. It is the Company's belief that there are sufficient sources in both variety and quantity to ensure a reliable stream of raw material for the foreseeable future.

The profitability of the Company's operations is dependent, in part, upon the prices that it pays for raw materials. Accordingly, to the extent there is a shortage of any related commodity as a result of weather, disease or other factors, such events would tend to increase the operating costs of the Company and may have a negative impact on its operations.

Dependence on one or a few major customers

Through February 1999, the Company was dependent on four major customers who purchased in excess of 50% of the Company's total sales. These four major customers were Sears Oil Company, Innovative Municipal Products, Inc, Mountain Products, Inc. [See Part II, Item 2 Legal Proceedings], and Road-Way Solutions, Inc. who accounted for 12.0%, 24.6%, 6.1%, 9.7% of the Company's total sales in fiscal year ended 1999, respectively. From that point onward, the Company revised its sales system reducing its dependence on specific customers and established its own sales force and reduced the size of new and existing distributor territories. The Company expects that federal, state and municipal governments will be the largest customer segment for the Company's ICE BAN(R) and Roadbind products. The Company does not at the present time depend on any one or a few major customers for its product sales. In fact, in fiscal year ended 2000, the Company expects to service more than 100 individual customers and no single customer will represent more than 19% of total sales.

Patents, Trademarks and Licenses

Overview

Intellectual property rights owned or controlled by the Company through licenses, along with its marketing and distribution networks, are an integral part of Company's ability to compete successfully in its chosen markets. They constitute an essential component of NSC's competitive and strategic advantage.

The Company is the exclusive U.S. licensee of certain U.S. patents, including U.S. Patent Nos. 5,635,101 (STEEPWATER), 5,709,812 (WHEY), 5,709,813 (VCS),
5,932,135  (CIP/VCS),  5,919,394  (CIP/WHEY),  5,922,240  (BCS),  and  5,965,058
(CIP/STEEPWATER). In addition, the Company is the exclusive licensee of certain pending U.S. patent applications. The Company is a licensee of certain trademarks, including, ICE BAN(R)(2,215,700), ICE BAN MAGIC(R) (2,270,214), and the ICE BAN(R)logo (2,230,199). The Company secured the aforementioned rights by virtue of a license agreement dated August 31, 1996, as amended by an August 31, 1998 agreement, between the Company and IBUSA, which agreement has an initial term of seven years and is automatically renewable for successive one-year terms unless canceled or otherwise terminated for cause. [See Part I, Item 1. (b) Business of Issuer. (13) Risk Factors. 6. Risk of Effective Failure of Certain Intellectual Property Rights and 13. Uncertainty Regarding Protection of Proprietary Rights.]

Patent Information

The abstract of each patent is provided below as a summary of the contents of each patent's coverage.

(1)  Patent Number 5,635,101 (Wet Milling Processing; By-Products of Corn)

Date of Patent: June 3, 1997. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising by-products from a wet milling process of corn, which by-products are biodegradable. The invention also relates to the use of a de-icing composition in a manner that helps to reduce the buildup of snow and ice on roads, bridges and other outdoor surfaces.

(2)  Patent Number 5,709,812 (Whey; By-Products of Cheese Making)

Date of Patent: January 20, 1998. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising by-products from the production of cheese from various milks. In particular, the by-products are the liquids that remain after the coagulated cheese has been removed from the milks, said liquids being commonly known in the cheese making industry as "whey". The invention also relates to the use of a de-icing composition in a manner that helps to reduce the buildup of snow and ice on roads, bridges and other outdoor surfaces.

(3) Patent Number 5,709,813 (Vintners' Condensed Solubles; wine, fruits, and grains)

Date of Patent: January 20, 1998. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising by-products from the fermentation and production of wine from grapes and other fruit, as well as from grains. In particular, the by-products are the solubles that settle during the fermentation process, said solubles being commonly known in the wine making industry as "Vintners' Condensed Solubles", and less technically known as "wine bottoms" and "lees". The invention also relates to the use of a de-icing composition in a manner that helps to reduce the buildup of snow and ice on roads, bridges and other outdoor surfaces.

(4)  Patent Number 5,919,394 (Whey; By-Products of Cheese Making)

Date of Patent: July 6, 1999. This patent is subject to a terminal disclaimer1. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising by-products from the production of cheese from various milks. The present invention is directed to the liquids that remain after the coagulated cheese has been removed from the milks, said liquids being commonly known in the cheese making industry as "whey". The invention also relates to the de-icing composition in a manner that helps to reduce the buildup of snow and ice on roads, bridges and other outdoor surfaces. The invention also relates to a corrosion inhibiting composition comprised of whey.

(5)  Patent Number 5,922,240 (Brewers' Condensed Solubles)

Date of Patent: July 13, 1999. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising brewers' condensed solubles produced, for example, as by-products from a commercial beer brewing process, which by-products are biodegradable. The invention also relates to the use of a de-icing composition to reduce the buildup of snow and ice on roads, bridges and other outdoor surfaces.

(6) Patent Number 5,932,135 (Vintners' Condensed Solubles; wine, fruits, and grains)

Date of Patent: August 3, 1999. This patent is subject to a terminal disclaimer1. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising by-products from the fermentation and production of wine from grapes and other fruit, as well as from grains. In particular, the by-products are the solubles that settle during the fermentation process, said solubles being commonly known in the wine making industry as "Vintners' Condensed Solubles", and less technically known as "wine bottoms" and "lees". The invention also relates to a corrosion-inhibiting composition, which comprises vintner's condensed solubles.

(7)  Patent Number 5,965,058 (Steepwater Solubles; Steeping a Grain)

Date of Patent: October 12, 1999. This patent is subject to a terminal disclaimer1. Disclosed is a new and improved, environmentally acceptable and negligibly corrosive de-icing composition comprising by-products from the steeping of grains, which by-products are biodegradable. The invention also relates to the use of a de-icing composition in a manner that helps to reduce the buildup of snow and ice on roads, bridges and other outdoor surfaces. The invention also relates to a method for inhibiting corrosion.

1. A "terminal disclaimer" applies when two patents share a common application. The patent period runs from the date of the first patent granted, so the applicant must disclaim rights to the second patent for the period after the first patent has expired. In each case, the Company has license rights to both the first and second patents.

Trademarks

The Company is a U.S. licensee of certain federally registered and unregistered trademarks, including, "ICE BAN", "ICE BAN MAGIC", and the "ICE BAN" logo, that resembles a caution sign. The Company has a non-exclusive right and license to use such trademarks. These trademarks were obtained by virtue of the "Amendment to Exclusive License Area Agreement" dated August 31, 1998, between NSC and IBUSA. [See Part I, Item 7 "Certain Relationships and Related Transactions" and
Part I, Item 5, "Directors, Executive Officers, Promoters and Control Persons".]

The Company through its Roadbind subsidiary filed on February 2, 1999 to register the trademark RB ULTRA(TM). The application has been approved for publication. No final determination as the registrability of the mark has been made as of the date of this filing. The Company, through licensing arrangements with IBUSA, has a license to use the registered trade name "TEMBIND(R)."

Licenses of Dust Control and Road Stabilization Products

The Company is a distributor for the TEMBIND(R) product manufactured by Tembec, Inc. This was accomplished by the acquisition of IBNY by NSC. TEMBIND(R) is a biodegradable, non-corrosive dust control and road stabilization product, specified for use by the United States government in national parks and military installations. TEMBIND(R) is also distributed across the U.S. to highway superintendents and departments of transportation. The Company currently markets its road binding and stabilization products under the trademark RB ULTRA(TM).

Licenses of ICE BAN(R) Related Patents and Trademarks

On August 31, 1996, IBUSA granted the Company the use of ICE BAN(R) patents and trademarks in an exclusive license agreement for the United States, excluding only counties in the State of New York north of the 42nd parallel and also excluding Erie County, Pennsylvania. IBUSA is a Florida corporation of which a trust created by Mr. Janke is a major shareholder, as is Dr. Robertson. Mr. Janke was then Vice President and Director of NSC. [See Part II, Item 4. "Recent Sales of Unregistered Securities" and Part II, Item 7. "Certain Relationships and Related Transactions".] The license agreement term is for seven years with one-year automatic renewals thereafter. [See Part III, Exhibits; see also Part I, Item 1. (b) Business of Issuer, (13) Risk Factors, 6. Risk of Effective Failure of Certain Intellectual Property Rights and 13. Uncertainty Regarding Protection of Proprietary Rights.] All rights to the excluded territory were acquired by NSC on July 29, 1997 as a result of the acquisition of IBNY by NSC in 1997 and an amendment to exclusive license area agreement executed on August 31, 1998, between NSC and IBUSA. [See Part I, Item 7, "Certain Relationships and Related Transactions" and Part I, Item 5, "Directors, Executive Officers, Promoters and Control Persons".]

The August 31, 1996 contract was amended on August 31, 1998. The amendment extended NSC's license to cover the entire U.S. The amendment also granted certain rights to trademarks. These trademark rights were identified and listed as: (1) "ICE BAN(R)", (2) "ICE BAN MAGIC" and (3) the ICE BAN logo. These trademarks are "for anti-icing and de-icing composition for use on exterior surfaces." [See Part I, Item 7 Certain Relationships and Related Transactions and Part I, Item 5, Directors, Executive Officers, Promoters and Control Persons.]

Government Approval of Principal Products or Services

Sales of ICE BAN(R) products have, to date, been slow in part due to the numerous testing requirements by municipalities and departments of transportation. NSC expects the testing to continue; however, many of the departments of transportation and environmental agencies throughout the Snow Belt have already approved the use of ICE BAN(R) products.

Governmental Regulations

The Company is subject to various laws and governmental regulations applicable to businesses generally. The Company's products are also subject to certain standards, laws, and regulations. Presently, a number of states west of the Mississippi river have developed environmental standards, which are generally referred to as the Pacific Northwest States (PNS) standards. These standards have been implemented in many of those states and certain other states in the eastern half of the United States. In preliminary testing, the Company has determined that certain ICE BAN(R) product blends operate outside certain limits set by these standards. However, state-by-state waivers have received by the Company on an as-needed basis. Accordingly, the Company believes it is currently in compliance with such laws and that such laws do not have a material impact on its operations. However, future changes in these standards or the development of other standards could have a material impact on its operations.

Research and Development Activities

The Company has spent a majority of its time involved in developing its marketing and distribution structure. The Company has engaged certain testing facilities and organizations, described elsewhere herein, to conduct product performance and environmental impact tests. NSC's research and development costs are not borne directly by its customers. Mr. Janke performed ongoing research and development for the Company. In addition, the Company maintains practice of continuous product development and innovation in response to customer needs. The Company does not plan any substantial product research and development ("R&D") through fiscal year ended 2001. However, outside entities and institutions may be conducting such R&D in their own interests. If deemed in the best interests of the Company then NSC may in the future cause such further R&D to occur.

Environmental Laws

NSC's products are based upon natural ingredients from agricultural processing. The Company's strategic focus has always been to promote environmentally friendly products. NSC believes that its ICE BAN(R) products and Roadbind products are safe for the environment. However, a number of states west of the Mississippi river have developed environmental standards, which are generally referred to as the Pacific Northwest States (PNS) standards. These standards have been implemented in many of those states and certain other states in the eastern half of the United States. In preliminary testing, the Company has determined that certain ICE BAN(R) product blends operate outside certain limits set by these standards. To date, state-by-state waivers have received by the Company on an as-needed basis. Accordingly, the Company believes it is currently in compliance with such laws. However, future changes in these standards or the development of other standards could have a material impact on its operations. The Company also believes that the costs and effects of any environmental laws would actually harm NSC's competition to a larger extent than it would harm the Company.

NSC is subject to environmental laws concerning safe water, air, and other more stringent environmental protection laws on the federal, state, and local level. The Company does not foresee any problems, nor has it measured any material cost or effect, in managing compliance with such to date.

Employees

The Company currently employs twelve (12) employees, six (6) of which are salespersons. The full time employees receive annual salaries. The salespersons are compensated by a base salary and commission.

Risk Factors

Before making an investment decision, prospective investors in the Company's common stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

1. History of Losses, Future Losses, Going Concern Considerations. For the year ended as of July 31, 1999, the Company had total assets of $1,335,831, a net loss of $2,220,485 on revenues of $2,100,199 and stockholders deficit of $2,764,547. For the year ended as of July 31, 1998, the Company had total assets of $2,426,918, a net loss of $2,596,930 on revenues of $1,994,415 and stockholders deficit of $2,586,718. The total deficit accumulated during development stage since inception to July 31, 1999 is $5,242,043. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the next twelve months, and there can be no assurance that losses will not continue thereafter. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. The Company's auditor has expressed in his most recent audit report substantial doubt that the Company can continue as a going concern. [See Part F/S.] Even though management believes that it may obtain sufficient capital with which to implement its business plan (plan of operation) and strategy, the Company is not expected to proceed with its business plan and strategy without an infusion of capital or a pronounced rise in sales. In addition, there can be no assurances that the Company will be able to secure additional capital contributions or loans in order to continue its business. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any.

2. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its President, Jim Foshee and the other executive officers. Virtually all decisions concerning the marketing, distribution and sales of the Company's products and services will be made or significantly influenced by the Company's officers. These officers are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers. The loss of the services of any of these officers would adversely affect the conduct of the Company's business and its prospects for the future. On March 17, 2000, the Chief Operating Officer of the Company, voluntarily resigned and has not been replaced. His duties have been assumed by the President and the Chief Financial Officer, among others. The Company is in the process of analyzing the effect of this resignation, and is studying appropriate actions to take. The Company does not have key man life insurance. The Company currently does not have written employment agreements with its senior management, but is in negotiation with such senior management over the terms of an employment agreement.

3. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and related services. As compared to the Company, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors or potential competitors have much larger budgets for securing customers. Although the Company has entered into agreements for the transportation, storage, and distribution of its products, these actions have produced only limited revenues to date. Depending upon the level of operating capital or funding obtained by the Company, management believes, without assurance, that it will be possible for the Company to attract additional customers for its products and services. However, in the event that only limited funds are available from operations or obtained from financing activities, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision or ability to go forward with its plan of operation and strategy. Until such time, if ever, as the Company is successful in generating sufficient cash flow from operations or securing additional capital, of which there is no assurance, it intends to continue marketing its products through its current distribution arrangements. However, the fact that these arrangements have not thus far produced significant revenue may adversely impact the Company's chances for success.

4. Risk of Effective Failure of Certain Intellectual Property Rights. The Company's ability to continue its business is at significant risk if the terms or conditions of its licensing agreement, and amendment to such, with IBUSA are rendered or construed in such a manner that the license of intellectual property rights to the Company by IBUSA is effectively terminated or otherwise adversely effected. [See Part III, Exhibits; see also Part I, Item 1. (b) Business of Issuer, Risk Factors, 11 Uncertainty Regarding Protection of Proprietary Rights.]

5. Variations in the Amount of Snow and Ice Precipitation. The Company's sales are to a significant extent dependent upon, and related to, weather conditions and climate trends. Specifically, variation in actual and forecasted snow and ice conditions will have an effect upon the sales of ICE BAN(R) products. Purchasers of ICE BAN(R) place initial orders based on the season's forecast of snow and ice. To the extent that actual weather conditions involve less snow and ice, existing orders may be cancelled or delayed. Variations in wind and rainfall amounts may also have an impact upon the sales of Roadbind products, but this variation or impact has not been analyzed and is deemed insignificant by management.

6. Significant Customer and Product Concentration. Through February 1999, a limited number of customers and distributors accounted for substantially all of the Company's revenues with respect to product sales. From that point, the management of the Company revised its sales system to reduce its dependence on specific customers and establish its own sales force reducing the size of new and existing distributor territories. Although the Company entered into distribution agreements, there is no assurance that the Company will be able to obtain adequate distribution of its products to the intended end user. The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain additional customers and users. The Company will also be required to maintain relationships with and provide support to existing and new distributors. As a result, any cancellation, reduction or delay in transportation or supply may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future or that the Company will be able to support or attract customers.

7. Fluctuations in Results of Operations. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins, and operating results. As with many developing businesses, the Company expects that some orders may not materialize or delivery schedules may have to be deferred as a result of changes in customer requirements, among other factors. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce actual costs to the extent anticipated or an increase in anticipated costs before shipment could materially, adversely affect the gross margins for such order, and as a result, the Company's results of operations. A delay in a shipment near the end of a particular quarter due, for example, to an unanticipated shipment rescheduling, to cancellations or deferrals by customers or to unexpected difficulties in obtaining sufficient supplies, may cause net revenues in a particular quarter to fall significantly below the Company's expectations and may materially adversely affect the Company's operating results for such quarter.

A large portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's products or a reevaluation of any products then under development, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: product development, patent processing, supplier efficiencies, costs and capacity and the timing of availability of new products by the Company or its customers, usage of different distribution and sales channels; customization of road maintenance delivery systems; and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for, competitive products such as de-icing salt. All of the above factors are difficult for the Company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance.

8. Potential for Changes or Unfavorable Interpretation of Government Regulation. The Company's products are subject to various federal, state, and local laws and regulations. Specifically, the regulation of highway and road maintenance products and technologies, along with their related delivery systems and methods, may increase to an extent, or move in a direction, in which the Company would be forced to incur increased regulatory compliance costs. Such costs could have a material impact on the Company's business, financial condition and results of operation. The Company's main competition, that is companies that provide salt and salt related services concerning de-icing and anti-icing, may be impacted by such latent risk differently, and upon any such manifested change in regulation, may be impacted by such in a different manner and in a different degree than the Company. This difference in regulatory impact may alter the competitive situation of the Company. [See Part I, Item 1. Description of Business (b) Business of Issuer, Governmental Regulations, and Environmental Laws]

Because the regulatory environment in which the Company operates is subject to change, regulatory changes, which are affected by political, economic and technical factors, could furthermore significantly impact the Company's operations by restricting development efforts by the Company and its customers, making current products obsolete, making the delivery of road maintenance products and services more costly or increasing the opportunity for additional competition. Any such regulatory changes could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company might deem it necessary or advisable to alter or modify its products to operate in compliance with such regulations. Such modifications could be extremely expensive and, especially if subject to regulatory review and approval, time-consuming.

9. No Assurance of Product Quality, Performance and Reliability. The Company expects that its salesmen, distributors and their customers will continue to establish demanding specifications for quality, performance and reliability. Although the Company attempts to only deal with suppliers who adhere to good processing and manufacturing practice standards, there can be no assurance that problems will not occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

10. Additional Capital May Not be Available on Attractive Terms or At All. The Company's future capital requirements will depend upon many factors, including any necessary development of new de-icing and anti-icing technologies, requirements to maintain adequate storage and transportation facilities, the progress of the Company's research and development efforts, if any, expansion of the Company's marketing and sales efforts and the status of competitive products and services. The Company believes that it will require additional funding in order to fully exploit its plan for operations. The Company is currently seeking to raise an additional $3,000,000 in debt and equity to finance its current operational plans and expand its sales, marketing, and distribution networks. Dr. Robertson has committed $1,000,000 toward these efforts, having already funded $600,000 of that, and the Company is seeking other qualified investors to fund the remaining $2,000,000. NSC expects that these funds will be sufficient to achieve operating profits and fuel its growth for the foreseeable future. There can be no assurance, however, that the Company will secure such additional financing. There also can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If issuing equity securities raises additional funds, such securities may contain restrictive covenants and result in further dilutions to the existing stockholders. If adequate funds are not available, the Company may be required to delay, reduce or eliminate any research and development or supply or distribution programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products, rights, or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and result of operations. [See Part I, Item 2. (b) Business of Issuer, Management's Discussion and Analysis or Plan of Operation, Liquidity and Capital Resources]

11. Uncertainty Regarding Protection of Proprietary Rights. The Company attempts to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that additional disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent licensed to the Company will not be invalidated, circumvented or challenged, that the rights granted there under will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, it at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company or that third parties will not assert further intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect any rights the Company may assert in the future, if at all, with regard to the Company's intellectual property rights, if any, abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

Future litigation, notwithstanding the Company's current litigation, may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims fore indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property right. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and result of operation, regardless of the outcome of the litigation.

12. Competition. The markets in which the Company operates are characterized by high levels of competition, with several major companies involved, as well as smaller regional and local companies. The Company's primary concern is with its larger competitors. The Company will be competing with these larger competitors in national, regional and local markets. The Company may also at some point in the future enter markets in other countries and engage its competition in such countries when, if at all, it becomes feasible and appropriate.

In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors or potential competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to complete effectively against such competitors in the future.

13. Possible Adverse Effect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has significantly affected the demand for new technology products. ICE BAN(R) and RB Ultra products are new and innovative methods for road maintenance. While they provide an environmentally safer alternative to traditional icing control and road stabilization products, they will often demand of its customers certain costs of switching over to this new technology. Such costs may include the modification of traditional delivery systems (i.e., specialized vehicles) and information costs related to product attributes and servicing requirements.
Therefore, under certain economic conditions, its customers may prefer the "safety" of the traditional methods, instead of incurring additional cost risk in switching to the Company's products. The pricing structure of the Company's products relative to its competitors, to a large extent, obviously determines the direction of switching, either to the Company's products or away from such and into salt-based products. Such switching could become magnified and pronounced in a general economic decline or a decline in the economic conditions of its customer firms and municipalities.

14. Uncertainty of Market Acceptance. The future operating results of the Company depend to a significant extent upon the growth in sales of the Company's products. There can be no assurance that the Company has the ability to introduce any new propriety products and services into the marketplace which will achieve the market penetration and acceptance necessary for the Company to grow and become profitable on a sustained basis, especially given the fierce competition that exists from companies more established and well financed than the Company. The Company, however, believes that the environmental advantages offered by its products have the potential to alter the demand structure within the market to the Company's advantage. The Company believes that increased environmental awareness, interest, and political pressure will operate to the Company's long-run advantage.

Through February 1999, substantially all of the Company's product sales have been to a limited number of customers. Since that time, the Company has increased its internal sales force to six direct sales staff, improved its distributor network, and increased its direct customer numbers to nearly one hundred. The Company's future results of operations will be dependent in significant part on its ability to continue penetration of markets in the United States and foreign countries in which the Company has not yet established a meaningful presence. There can be no assurance that the Company will be successful in penetrating these additional markets.

15. No Dividends. While payments of dividends on the Common Stock rests with the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors, which cannot now be predicted. It is highly unlikely that the Company will pay cash dividends on the Common Stock in the foreseeable future.

16. Control by Present Shareholders. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding Common Stock constitutes a quorum. The present shareholders of the Company's common stock will, by virture of their percentage share ownership and lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, investors who purchase shares of the Company's Common Stock will not have the power to elect even a single director and, as a practical matter, the current shareholders will continue to effectively control the Company. Dr. Robertson and the Janke Family Trust hold 43.76% and 17.19% of the fully diluted outstanding common shares, respectively. [See Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management]

17. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock. ("Preferred Stock"). The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of the market price of the Common Stock, provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. [See Part I, Item 1. "Description of Securities - Description of Preferred Stock."]

18. Risk of De-Listing from Market and Potential Illiquidity in Trading of Common Stock. The Company's stock was traded on the NASDAQ Over-the-Counter Bulletin Board (OTC BB) until December 14, 1999. The Company's stock symbol was ICEB. The Company has no assurances that NSC will be able to meet the requirements necessary for re-listing. The Company became de-listed from such market because certain regulatory requirements were not met; including the timing of the filing of this SEC disclosure document (Form 10-SB). Such de-listing could affect the liquidity of the market for the Company's common stock. On November 19, 1999, the Company's stock symbol changed to "ICEBE" pursuant to RULE 6530 adopted by the NASDAQ, which requires all companies, which trade on the OTC BB to become fully reporting public companies in accord with the Securities Act of 1933. The Company filed its Form 10-SB Registration Statement with the SEC on November 16, 1999 to comply with Rule 6530. On December 14, 1999, the Company's stock symbol was officially removed from the OTC BB. This de-listing could result in higher transaction costs in buying or selling the Company's common stock and the inability to find a buyer or seller to unwind or reverse positions in the Company's common stock. There could also be potential problems involving the Company's ability to attract investment capital, secure debt financing, or the ability to otherwise implement its strategies, business plan, plan of operations, etc. However, the Company is presently listed and trading on the Over-the-Counter Pink Sheets (OTC PS).

19. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. It is possible that the value of the Company's shares of Common Stock may come within the meaning of the term "penny stock" under 17 CFR 240.3a51-1. This may occur when a small company issues such shares, such shares are low-priced (under five dollars), and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Reports to Security Holders.

The Company sends out annual reports to its shareholders that include audited financial statements. The public may read and copy any materials the Company files with SEC at the SEC's Public Reference Room at 450 Fifth Street, NW Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC; the address of this site is http://www.sec.gov. The Company's Internet address is http://www.naturalsolutionscorp.com.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Overview

The Company was formed on August 14, 1996,  as a Nevada  Corporation,  to market
several  agricultural   co-products  for  use  as  anti-icing,   de-icing,  road
stabilization and dust control agents.

On August 31, 1996, the Company, entered into an exclusive licensing agreement with Ice Ban, USA, Inc., to exploit certain patents and patents pending and trademarks assigned to Ice Ban USA, Inc. The patents cover the use of agricultural co-products as road de-icing and anti-icing products. The product is marketed under the name ICE BAN(R).

The Company also owns and has established the trademark RB ULTRA(TM) in the U.S. RB ULTRA(TM) is a biodegradable, environmentally friendly, non-toxic, non-corrosive dust control and road stabilization product for use in the maintenance of unpaved roads. Both products are principally comprised of lignosulphonates, or tree glue, a co-product of the papermaking process.

Since its inception, the Company has an accumulated deficit of $5.1 million. In consideration of the ongoing losses, the Company's auditors have expressed concern over the Company's ability to continue as a going concern. While there can be no assurances that its plans will be successful, the Company's management has developed plans, and is continuing to develop plans, to overcome these financial difficulties. The elements of those plans include, but are not limited to the following:

a) The Company sought and obtained additional debt and equity investment of $2,350,000 in the Company [See: Part II. Item 4. Recent Sales of Unregistered Securities];

b) The Company is currently seeking to raise an additional $3,000,000 in debt and equity to finance its current operational plans and expand its sales, marketing, and distribution networks. Dr. Robertson has committed $1,000,000 toward these efforts, having already funded $600,000 of that, and the Company is seeking other qualified investors to fund the remaining $2,000,000. NSC expects that these funds will be sufficient to achieve operating profits and fuel its growth for the foreseeable future. [See Part I, Item 1, (b) Business of Issuer, Risk Factors, 10 Additional Capital May Not be Available on Attractive Terms];

c) The directors of the Company have hired a new president and chief financial officer, each of whom has senior leadership experience, to better plan and manage operations;

d) New operating personnel have been hired to provide better product delivery and customer satisfaction including, a director of sales and marketing and a logistics manager. The Company is currently seeking to hire a product engineer and operations manager;

e) The New York office has been closed and other steps have been taken to reduce operating costs, including the reduction of administrative staff and associated expenses; and,

f) Marketing and sales plans are being developed and refined to further penetrate the anti-icing, deicing, dust suppression, and road stabilization markets.

Plan of Operation

NSC's mission is to distribute its environmentally friendly, anti-corrosive products for anti-icing, de-icing, dust control and road stabilization, which replace or improve current technologies that are environmentally damaging and corrosive to the infrastructure of elevated highways and bridges. NSC seeks to continue its research, testing and development programs to identify new and unique products and technologies for the commercialization of environmentally friendly products, produced from renewable, recyclable, low cost materials.

When reading Management's Discussion and Analysis, it may be helpful to refer to the Company's Annual Report, which presents the results of our operations for 1996 through 1999. In Management's Discussion and Analysis, we analyze and explain the annual changes in the specific line items in the Consolidated Statements of Income. This analysis may be important to an investor making decisions about the Company.

Sales and Marketing Plan

The Company's plan of operations for the next twelve months is to further strengthen and develop its sales and marketing efforts with its current product portfolio. The Company is evaluating marketing and logistical structure with the intention of marketing through distribution dedicated to our products in smaller distribution areas. NSC plans to place its emphasis on sales and marketing activities, and execute sales through its distribution structure to increase revenues and cash flow. One of NSC's main focuses will be on a tighter control of cost elements and on achieving significant sales growth. The Company believes that all of the major elements are in place for product development, but we need to define and execute sales operations more effectively. NSC plans to market its products nationally through trade publications, trade shows, direct mailings, television, and news media outlets.

ICE BAN(R) Opportunities for Growth

IBA, now operating as a wholly owned subsidiary of NSC, has been engaged in unique market opportunities. Currently, NSC has focused on new products and applications technologies. NSC is researching and developing an aerial spray method (by helicopter) of a specialty composition and technical spraying technique (patent pending) with a long established commercial aerial spraying organization. This spraying application for anti-icing is to be used on high voltage, power transmission lines. Also being studied, as an aerial spray application is the spraying of fruit and vegetable crops to protect them against freeze damage.

Potential new market areas are being examined. NSC is continuing to develop ICE BAN(R) products for airports and runways, and is continuing study of such products for de-icing of airplanes is being investigated by both the FAA and NASA. NSC also has been seeking the development of ICE BAN(R) products for the retail market and home use.

Roadbind Opportunities for Growth

Roadbind is examining potential expansion of the use of RB ULTRA(TM) throughout the U.S. for both municipality and private businesses who use dust control and road stabilization products. The Company believes there is opportunity for applications in the farm road, feed lot, and feed lot holding ponds to reduce waste leaching into fresh water resources and to stabilize the area where animals are fed.

Roadbind is seeking further opportunities to continue development of aviation runway stabilization projects in rural unimproved airports in the West and Alaska. Roadbind intends to also continue development of new and existing products as a binder in producing earthen and adobe building blocks, and a composition binder to replace mortar or mud for the bonding of building materials. This has the potential for low cost housing for third-world countries. Roadbind is seeking to develop agreements with Central and South American countries for testing and product sales for unpaved road and airport runway stabilization projects. If it is to enter into such agreements, Roadbind will need to acquire international license rights from IBUSA and/or Dr. Robertson and the estate of Mr. Janke.

RESULTS OF OPERATIONS

Fiscal 1999 Compared to Fiscal 1998

Net Sales for the fiscal year ended July 31, 1999 for continuing operations by the Company were $2,100,199. Net sales for the fiscal year 1998 were $1,994,415. ICE BAN(R) sales in the fiscal year 1999, totaled $1,439,192 compared to $1,700,646 in fiscal 1998. In fiscal 1999, RB ULTRA(TM) sales were $661,007 compared to $293,769 in the prior year. The decline in ICE BAN(R) sales in fiscal year 1999, was due to numerous factors which include, among others, two consecutive years of below average snowfall, changes in personnel, turnover of early distributors, and distractions from recent litigation, all of which resulted in delayed market penetration and increased competition. Roadbind sales growth resulted from a full year of sales compared to the shorter introduction period in 1998.

Cost of Products Sold. The Company's cost of product sold in fiscal year ended July 31, 1999 was $1,601,552 (or approximately 76% of Net Sales), while the cost of product sold for 1998 was 1,635,726 (or 82% of net sales). The reduction in the cost of products sold relative to net sales is attributed to cost savings achieved in the purchase of raw materials.

Selling and Administrative Expenses. Selling and administrative expenses for the fiscal year 1999 were $2,455,157 (or approximately 116 % of net sales), while selling and administrative expenses for 1998 were $2,953,134 (or approximately 148 % of net sales). The reduction in selling and administrative expenses is primarily due to a $639,774 decline in legal and professional fees associated with legal disputes and financing matters. [See Part II, Item 2 Legal proceedings]

Net Income (Loss). The Company had a net loss of 2,220,485 for fiscal year 1999 compared to a net loss of $2,586,718 for the fiscal year 1998.

The Six Months Ended January 2000 Compared to the Six Months Ended January 1999

Net sales for the six months ended January 31, 2000 for continuing operations by the Company were $1,132,733 compared to $1,542,799 for the same period last year; resulting in a decline of $410,111. The reduction in sales from the prior year is primarily due to the Company's decision to restructure its sales organization and reduce its dependence on a limited number of specific customers. In doing so, the Company established its own sales force, recruited new distributors, and reduced the size of new and existing distributor territories. The gross profit for the current period totaled $288,339, or 25% of sales, compared to $524,976, or 34% for the comparable period in the prior year. The decline in profit margin is primarily due to increased price competition from former ICE BAN(R) distributors.

Selling and administrative expenses totaled $1,065,352 compared to $1,266,736 for the same period last year. Increases in personnel costs, advertising, and travel were more than offset by a reduction in bad debt expense of $259,912, resulting in a reduction in expenses in the current period in the amount of $210,384.

Losses from operations totaled $776,143 compared to losses in the prior year of $746,760, an increase of $34,383. Other expenses totaled $31,984 bringing the net loss to $808,127 compared to a net loss of $741,760 for the same period last year.

While the new management is in the process of implementing a wide-ranging assessment of each item of cost, marketing and sales efforts, it is too early in the process to predict the steps management will institute as a result. Management will seek to increase sales, lower fixed costs as a percentage of sales and either settle or see through to successful conclusion the non-productive litigation, which this year has burdened the Company s bottom line. There can be no assurances that such efforts will be successful.

Liquidity and Capital Resources:

In the year ended July 31, 1999, operating activities consumed $251,878 in cash as compared to $1,408,252 of cash consumed in the comparable period in 1998. This decrease in cash consumed is largely due to a reduction in net loss of $366,233 and an increase in accounts payable and accruals of $834,444. In addition, cash consumed by operations in the prior year was reduced by the payment of stock and options to purchase product and services totaling $426,957.

In the six months ended January 31, 2000, operating activities consumed $1,603,404 in cash as compared to $98,945 of cash consumed in the comparable period in 1999. This increase in cash consumed from fiscal year 1999 to 2000 is largely due to increases in receivables, inventories, and prepaid expenses associated with the timing of sales, which occurred later in the current year winter selling season compared to the same period last year. In addition, cash consumed by operations in the prior year was reduced by the payment of stock and options to purchase product and services totaling $370,463. That practice was discontinued in the current year.

The Company has recorded an infusion of $2,350,000 from financing activities since the end of its fiscal year. The infusion of funds took place in four separate transactions with Dr. Robertson.

a) The first was a $750,000 convertible debenture bearing interest at 10% per annum and maturing on August 11, 2001. Prior to repayment, the principal and accrued and unpaid interest may be converted into the Company's common stock at a price of $0.75 per share. The debenture includes two detachable warrants entitling the holder to purchase up to three million shares of the Company s common stock at a price of $0.75 per share. The warrants expire as follows: one million shares on July 28, 2000 and two million shares on August 9, 2004. As a part of the transaction, Mr. Janke agreed to vote his shares consistent with the desires of this investor. Certain terms of the debenture and warrants were amended as a part of a further financing transaction dated June 1, 2000, described below.

b) The second financing transaction, dated October 29, 1999, was for $1 million through the sale of four million shares of common stock to Dr. Robertson. As a part of the transaction, Dr. Robertson acquired, among other rights, the right to name up to three of seven of the directors of the Company.

c) On June 1, 2000 Dr. Robertson invested an additional $250,000 in the form of a convertible debenture bearing interest at 10%, maturing on June 1, 2005, and secured by the assets of the Company. The principal amount and unpaid accrued interest may be converted into common stock of the Company at a rate of $0.25 per common share at anytime prior to repayment. As a condition of the debenture, the Company amended the terms of the $750,000 debenture and detachable warrants, dated August 11, 1999, from $0.75 to $0.25 per common share and secure the debenture with the assets of the Company.

d) On July 31, 2000 Dr. Robertson invested an additional $350,000 in the form of a convertible debenture bearing interest at 10%, maturing on July 31, 2005, and secured by the assets of the Company. The principal amount and unpaid accrued interest may be converted into common stock of the Company at a rate of $0.25 per common share at anytime prior to repayment.

The Company believes that it is necessary to raise additional debt or equity capital in order to meet its short-term liquidity and solvency needs over the next twelve months while maintaining operations and supporting the further expansion of the sales and distribution network throughout the United States. Currently, sales volumes do not produce sufficient profits to support the expansion planned for the remainder of the current fiscal year. The Company is currently seeking to raise an additional $3,000,000 in debt and equity to finance its current operational plans and expand its sales, marketing, and distribution networks. Dr. Robertson has committed $1,000,000 of these funds, of which $600,000 has already been invested in the Company, and the Company is seeking other qualified investors to fund the remaining $2,000,000. NSC expects that these funds will be sufficient to achieve operating profits and fuel its growth for the foreseeable future. There can be no assurance, however, that the Company will secure such additional financing. There also can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If issuing equity securities raises additional funds, such securities may contain restrictive covenants and result in further dilutions to the existing stockholders. [See Part I, Item 1, (b) Business of Issuer, Risk Factors, 10 Additional Capital May Not be Available on Attractive Terms]

The Company also believes that increased sales are necessary in order to achieve adequate liquidity and solvency in the short-term as well as the long-term. The plan of operations for the next twelve months anticipates that the revenue mix between Ice Ban(R) and Roadbind(TM) will remain constant. However, approximately 14% of current cost of product sold is from fixed charges. As a result, increased sales volumes are expected to result in a decline in the cost of product sold as a percent of net sales.

Stockholders' Equity consisted of 20,000,000 shares of preferred stock authorized, none issued or outstanding at July 31, 1999, and 55,000,000 shares of common stock authorized and 15,996,540 issued and outstanding on July 31, 1999. The common stock account was $15,997 and $15,889, on July 31, 1999 and July 31, 1998, respectively. Additional paid in capital was $4,939,124 and $4,512,276, on July 31, 1999 and July 31, 1998, respectively. Total stockholders' equity (deficit) was ($299,779) and $1,590,000, on July 31, 1999 and July 31, 1998, respectively.

Uncertainties Relating to the Outcome of Patent Litigation

An adverse result in one or more of the actions referred to in Part II, Item 2 Legal Proceedings could result in a material adverse effect on the Company's ability to distribute its products by allowing other parties to distribute competing products under the "Toth" patent. In addition an adverse outcome could result in a monetary damage award against the Company, which exceeds the liquid resources available to the Company.

Year 2000

The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may have recognize the date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

To date, the Company has not experienced any noticeable Year 2000 difficulties. The Company intends to continue to monitor its Year 2000 compliance and to correct any noncompliance as it is discovered.

Impact of Inflation

The impact of inflation on the costs of the Company, and the ability to pass on cost increases in the form of increased sales prices, is dependent upon market conditions. Historically, there has been little inflationary impact on raw material prices for the company. This is due to by-product nature and abundant supply of raw materials. In addition a significant portion of the raw materials used by the Company is also used by its competitors, which would result in upward pressure on prices for everyone in the market place. These factors work to reduce the impact of inflation on profit margins.

Seasonality

Due to the seasonal nature of the Company's de-icing and anti-icing products which depends upon snow and ice, and in which demand is stronger during the winter months, the Company's shipment volume is typically higher in the second and third fiscal quarters. However, periods of no ice and snow affect profitability, especially during the first and fourth calendar quarters. New management is evaluating the relative emphasis on its two principal products with the goal of better balancing its cash flow by accelerating its sales efforts for its RB ULTRA(TM) brand both in the United States and abroad. The Company's road stabilization/dust control products are available for year round use in most areas of the country and for eight to twelve months in the areas which experience ice and snow. Increasing the proportion of corporate income from dust control and stabilization products is one alternative to create a larger year round revenue base for the Company.

Product Research and Development

Mr. Janke performed ongoing Research and Development for the Company. In addition, the Company maintains the practice of continuous product development and innovation in response to customer needs. The Company does not plan any substantial product research and development ("R&D") through fiscal year ended 2001. However, outside entities and institutions may be conducting such R&D in their own interests, or if deemed in the best interests of the Company then NSC may in the future cause such further R&D to occur.

Plant and Equipment

NSC does not foresee any substantial purchase or sale of plant or through fiscal year ended 2001. The Company has recently moved its operations to Chesapeake, Virginia.

Internal Employment Level

The Company does not expect any significant changes in the number or compensation of its employees. On March 17, 2000, Joseph S. Kroll voluntarily resigned his position as Vice President and Chief Operating Officer of the Company. His duties have been assigned to the President and Chief Financial Officer, among others. The Company is in the process of analyzing the effect of this resignation, and is studying appropriate actions to take.

Item 3.  Description of Property.

The Company does not currently own any real property and leases its corporate headquarters and sales office at 100 Volvo Parkway, Suite 200, Chesapeake, Virginia 23320. The Company leases its executive offices pursuant to a lease dated January 10, 2000 from Suntrust Bank. The Company currently rents approximately 2,399 square feet at a base monthly rent of $2,799. The current lease term commenced on January 10, 2000 and will terminate on May 31, 2005.

The Company also leases 2,043 of office space at its former headquarters at 1201 US Highway 1, suite 205, North Palm Beach, Florida 33408 at a monthly rent, including common area maintenance of $2,950. This lease expires March 31, 2002. A replacement tenant was located and the Company was released from this lease in September 2000.

On February 10, 1999, a lease was entered into between Anthony M. Massaro and Lance J. Mark and Ice Ban America, Inc., for 547-a Main Street, Medina, New York 14103. The premises are office spaces. The term of the lease was twelve months commencing February 8, 1999. The annual rent is three thousand dollars ($3,000) payable in monthly installments of two hundred fifty dollars ($250). The office in Medina, NY is currently not being occupied by the Company and office operations there were halted in August 1999. The lease was terminated on February 8, 2000.

On June 1, 1997, IBNY agreed to lease approximately 700 feet of office space at 12118 East Yates Center Road, Lyndonville, New York at one thousand dollars ($1,000) per month. The term commenced on June 1, 1997 and runs for three (3) years, with first option to renew after the initial term. Mr. Jeffrey A. Johnson was the owner of the property and lessor. Mr. Jeffrey Johnson was also a Senior Vice-President, Chief Operating Officer and a Director of the Company at the time. [See Part I, Item 7. "Certain Relationships and Related Transactions".] On July 1, 1998, an addendum to the lease was executed and an increase in the monthly rent to one thousand thirty-five dollars ($1,035) commenced on July 1, 1998 due to installation of central air conditioning. On February 2, 1999, the Company entered into an "Exclusive Right to Lease Contract" with Jeanne Whipple Realty concerning the property located at 12118 East Yates Center Rd.,
Lyndonville, New York. Mr. Johnson refused to cooperate with the Company to sublease the space and the Company believes he effectively repudiated the contract.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners.

The following is information on any person or group who is known to be the beneficial owner of more than five percent of any class of the issuer's voting securities:



(1)                 (2)                      (3)                      (4)*
Title of       Name and Address              Amount and               Percent of
Class          of Beneficial Owner           Nature of Beneficial     Class
----------     -------------------           --------------------     ----------
Common Stock   Warren D. Johnson,  Jr.       4,929,524 (1)            17.34%
                5111 S.W. Bay Point Circle
               Palm City, FL 54990

Common Stock   Janke Family Vinasz Trust,    4,889,000                17.19%
               511 New Hope Road
               Lahaska, PA 18938

Common Stock   Dr. M. G. "Pat"               12,440,000 (2)           43.76%
               Robertson,Chairman
               977 Centerville Turnpike
               Virginia Beach, VA 23463
----------------------

* Based on 28,426,540 fully diluted shares outstanding on July 31, 2000.

(1) These shares are subject to a preliminary injunction in Warren D. Johnson, Jr.'s Chapter 7 bankruptcy proceeding. Kapila, Trustee vs. Warren Douglas Johnson, Jr., et al., Case No. 92-33339-BKC-SHF (U.S. Bankruptcy Court, Southern District of Florida). The Company deems Warren D. Johnson, Jr. the true beneficial owner of such shares. They are held in nominee names as follows:
700,000 shares / Medical College Fund, 625,000 shares / Windmills Plantation Fund, Ltd., 600,000 shares / Hawks Nest Plantation Fund, 750,000 shares / Reed International Fund, Inc., 750,000 shares / Ryder Securities Ltd., 500,000 shares / Marlin Preservation Fund, 260,000 shares / Harvard Fund, Ltd., 260,000 shares Merchants Trust Fund, 100,000 shares / Warren D. Johnson, Sr., 284,524 shares / Dianne Johnson, 100,000 shares / Dianne Johnson. These shares are also subject to stock rescission litigation by the Company.

(2) Included in the total shares owned by Dr. Robertson are 4,040,000 share owned directly, a right to convert the $750,000, $250,000, and $350,000 debentures at $0.25 per share totaling 5,600,000 common shares, expiring on August 11, 2001, June 1, 2005, and July 26, 2005, respectively. Also, included in the total shares owned by Dr. Robertson is an option to exercise stock warrants to purchase an additional 3,000,000 shares of the Company's common stock exercisable at $.25 a share and expiring on June 1, 2005. As of the date of this filing these warrants have not been exercised. (See Part II, Item 4. Recent Sales of Unregistered Securities.)

 (b) Security Ownership of Management.

For directors and officers:

(1)                 (2)                      (3)                      (4)*
Title of       Name and Address              Amount and               Percent of
Class          of Beneficial Owner           Nature of Beneficial     Class
----------     -------------------           --------------------     ----------


Common Stock   Dr. M. G. "Pat" Robertson,    12,440,000 (1)           43.76%
               Chairman
               977 Centerville Turnpike
               Virginia Beach, VA 23463

Common Stock   Jim W. Foshee, President          0                       0
               100 Volvo Parkway, Suite 200
               Chesapeake, VA 23320

Common Stock   Michael Klansek, Treasurer        0                       0
               100 Volvo Parkway, Suite 200
               Chesapeake, VA 23320

Common Stock   Louis A. Isakoff, Secretary       0                       0
               977 Centerville Turnpike
               Virginia Beach, VA 23463


Common Stock   J. Nelson Happy,                  0                       0
               Director
               100 Volvo Parkway, Suite 200
               Chesapeake, VA 23320

Common Stock   Robert E. Freer                 7,000                   0.02%
               Director
               100 Volvo Parkway, Suite 200
               Chesapeake, VA 23320

Common Stock   Lowell W. Morse                150,000                  0.52%
               Director
               100 Volvo Parkway, Suite 200
               Chesapeake, VA 23320

Common Stock   Total Directors & Officers    12,597,000               44.31%
-------------------
* Based on 28,426,540 fully diluted shares outstanding on July 31, 2000

 (1) Included in the total shares owned by Dr. Robertson are 4,040,000 share owned directly, a right to convert the $750,000, $250,000, and $350,000 debentures at $0.25 per share totaling 5,600,000 common shares, expiring on August 11, 2001, June 1, 2005, and July 26, 2005, respectively. Also, included in the total shares owned by Dr. Robertson is an option to exercise stock warrants to purchase an additional 3,000,000 shares of the Company's common stock exercisable at $.25 a share and expiring on June 1, 2005. As of the date of this filing these warrants have not been exercised. [See Part II, Item 4. Recent Sales of Unregistered Securities. and See Footnote (2) (a) of Item 4. Security Ownership of Certain Beneficial Owners and Management, (a) Security Ownership of Certain Beneficial Owners.] Item 5. Directors, Executive Officers, Promoters and Control Persons.

(a) Identification of Directors and Executive Officers

Dr. M. G. "Pat" Robertson, age 70, has served as Chairman of the Board of NSC since December 10, 1999. He serves for a three year term and until his successor is duly elected an qualified. Dr. Robertson is an internationally known religious broadcaster, businessman, educator, and philanthropist and former candidate for the Presidential nomination for the Republican Party. He has served as Chairman of the Board of The Christian Broadcasting Network, Inc. ("CBN"), a global Christian ministry, since January 1960, Chief Executive Officer and President of CBN from January 1960 to January 1987 and from January 1990 to September 1993, and Chief Executive Officer of CBN from September 1993. Dr. Robertson served as the Chairman and controlling shareholder of International Family Entertainment, Inc., the owner of The Family Channel cable television network, from 1989 until its sale to a subsidiary of News Corporation in 1997.

Currently, Dr. Robertson is also Chairman of Zhaodaola Limited, Freedom Gold, Ltd., and CENCO Refining Company and in addition to his role at CBN, serves in the nonprofit world as Chancellor of Regent University, Chairman of Operation Blessing International Relief and Development, and President of the American Center for Law and Justice.

Jim W. Foshee, age 50, has been the President and Chief Executive officer of the Company since November 1999. He serves for an open-ended term. From 1987 until 1992 Mr. Foshee held various executive positions with the AMF Companies ("AMF") located in Richmond, Virginia. AMF is an international manufacturer of bowling equipment. His primary duties as Controller for AMF entailed the preparation of budgets, treasury functions, department consolidation, operations downsizing and the supervision of professional and clerical staffing. From 1993 until 1995 Mr. Foshee was the Vice President, Chief Operating Officer and Chief Financial Officer for Bradley, Inc., a home heating equipment and supply distributor headquartered in Mechanicsville, Virginia. From 1995 until 1998 Mr. Foshee was the President of North American Marketing, Inc., a direct mail production and marketing company in Richmond, Virginia. Immediately prior to joining the Company, Mr. Foshee was the President of Prime Property Developers, Inc., a home construction company in Richmond, Virginia.

Michael Klansek, age 44, has been the Chief Financial Officer of the Company since December 1999. He serves for an open-ended term. From 1997, Mr. Klansek has held the position of Chief Financial Officer of Robertson Asset Management, an investment management organization owned by Dr. Robertson. From 1987 to 1996, he held the positions of Chief Financial officer and Controller for Oster Communications, Inc., a publishing and communications concern. From college to 1987, Mr. Klansek spent nine years at KPMG Peat Marwick, the international accounting and consulting firm.

J. Nelson Happy, age 56, was a member of the Board of Directors of the Company from April 8, 1998 until a leave of absence beginning June 30, 1998 and ending August, 1999. At the December 10, 1999 Annual Shareholder Meeting, Mr. Happy was re-elected to a three year term as director. Since 1998, Mr. Happy has served as the Chief Executive Officer of Cenco Refining Company, Inc. located in Santa Fe Springs, California. From 1993 to 1999, Mr. Happy was Dean and Professor of Regent University School of Law (Regent). Prior to his position with Regent, Mr. Happy practiced business and civil litigation law. He has lectured at the University of Kansas and has been a faculty member at the National Institute of Trial Advocacy at Northwestern University in Chicago. He is a national faculty member of the West Bar Review. He has been an attorney since 1967 and has been an executive officer and director of numerous business enterprises in a variety of industries. Mr. Happy is a graduate of Columbia University Law School and has an undergraduate degree in communications from Syracuse University.

Robert E. Freer, Jr., age 58, has been a Board Member of the Company since April 8, 1998. On November 12, 1998, Mr. Freer was re-elected as director to a term ending in November, 2000. Mr. Freer has been a director of the Company since April 1998. He is an attorney and has been an officer and director of the Washington, D.C. law firm of Baise, Miller & Freer P.C., and practiced with the firm's predecessor organization since 1995. Mr. Freer is a Registered Investment Advisor and President of Monticello Capital, Ltd., and Black Hawk Bermuda, Ltd. Prior to entering private law practice, Mr. Freer served in several senior level positions at the Federal Trade Commission and the U.S. Department of Transportation. For almost ten years, Mr. Freer was Vice President and Washington Counsel for Kimberly Clark Corporation, where he was also General Counsel in Roswell, Georgia from 1983 to 1984. Mr. Freer was appointed by President Reagan as a member of the President's Commission on White House Fellowships, served as one of the founders and the first General Counsel of the Republican National Lawyers Association, National Chairman of Corporate Counsel for Reagan-Bush 1984, and was Assistant General Counsel of the 1988, 1992, and 1996 Republican Conventions. Mr. Freer is a graduate of Princeton University and the University of Virginia Law School.

J. Carter Beese, Jr., age 43, has been a Board Member of NSC since April 8, 1998. On November 12, 1998, Mr. Beese was re-elected to a term ending November, 2001. Mr. Beese joined Riggs & Co. in 1998, and is currently President of Riggs Capital Partners an investment division of Riggs National Bank and a Vice Chairman of Riggs & Co. Prior to joining Riggs Capital Partners Mr. Reese was Managing Director of the Global Banking Group at BT Alex Brown. Mr. Beese was with BT Alex Brown from 1995 to 1997. In 1992, Mr. Beese was nominated by President Bush to be a Commissioner of the U.S. Securities and Exchange Commission (SEC). Upon confirmation Mr. Beese served as SEC Commissioner until 1996. Prior to joining the SEC, Beese was a partner at Alex Brown & Sons, the oldest investment banking firm in the United States. In 1990, Mr. Beese was appointed as a Director of the Overseas Private Investment Corporation (OPIC). Currently, Mr. Beese serves as Senior Advisor to the Washington based Center for Strategic and International Studies (CSIS), a non-partisan think tank that has been at the forefront of shaping public policy for over 30 years. In addition, he is involved with the World Economic Forum, the Council on Foreign Relations and serves on the Boards of various public and private institutions, including Internet Securities, China.com and Aether Systems, Inc.

Lowell W. Morse, age 62, has been a Board Member of the Company since November 9, 1999. At the Annual Meeting of Shareholders on December 10, 1999, Mr. Morse was elected to a three year term as director. Mr. Morse has served as the chairman of Morse & Associates, Inc., and real estate and investment management company, since 1972. In addition, Mr. Morse is the founder and has been the Chairman of The Bagel Basket, Inc. a chain of bagel stores, since 1993, and is the founder and has been the Chairman of Cypress Ventures, Inc. a real estate development company, since 1989. Mr. Morse has also served as the former Chairman of the Board of Trustees of Regent University, and a director of Comerica California, Inc. a subsidiary of Comerica, Inc. a publicly traded bank holding company. Mr. Morse is also a member of the board of directors of Christianity.com, Inc. and Zhaodaola Limited.

(b) Identify Significant Employees.

Not Applicable.

(c) Family Relationships.

There are no family relationships among directors, executive officers, or persons nominated or chosen by the issuer to become directors or executive officers.

(d) Involvement in Certain Legal Proceedings.

The Company is not aware of any involvement by its current officers, directors, or other applicable persons regarding any civil, criminal, or bankruptcy proceeding or any other event that is required to be disclosed that relates to the past five years that are material to an evaluation or integrity of any director, person nominated to become a director, executive officer, promoter or control person of the issuer.

Item 6.  Executive Compensation.

                           SUMMARY COMPENSATION TABLE

                                 Annual Compensation                Long-Term Compensation
                                ---------------------             -----------------------------
-------------------- -----------------------------------------------------------------------------------
         (a)          (b)    (c)        (d)         (e)         (f)        (g)         (h)      (i)
                                                   Other      Restricted Securities
                                                   Annual      Stock     underlying  LTIP     All Other
 Name and Principal                                Compensa-   Award(s)   options/   Payouts  Compensa-
      Position        Year  Salary ($)  Bonus ($)  tion ($)    ($)        SARS (#)     ($)    tion ($)
-------------------- ----- ----------- ---------- ---------- ----------- ----------- -------- ----------
 Dr. M. G. Robertson, 1999  $      0    $    0    $    0      $    0         0       $    0      $    0
      Chairman        2000  $      0    $    0    $    0      $    0         0       $    0      $    0

   Jim W. Foshee,     1999  $      0    $    0    $    0      $    0         0       $    0      $    0
     President        2000  $100,000    $    0    $    0      $    0         0       $    0      $    0

 Michael D. Klansek,  1999  $      0    $    0    $    0      $    0         0       $    0      $    0
     Treasurer        2000  $ 75,000    $    0    $    0      $    0         0       $    0      $    0

   Louis Isakoff,     1999  $      0    $    0    $    0      $    0         0       $    0      $    0
     Secretary        2000  $      0    $    0    $    0      $    0         0       $    0      $    0
-------------------- ----- ----------- ---------- ---------- ----------- ----------- -------- -----------

1999 Stock Option Plan

On November 11, 1998, one and one-half million (1,500,000) shares of restricted stock was set aside for compensation and outlined as non-qualified options at seventy-five cents ($0.75) per share. On February 19, 1999, the Company amended the vote of the Board of Directors to now include an Incentive Stock Option Plan whereby nine-hundred thousand (900,000) shares of restricted stock was to be set aside under the Non-Statutory Stock Option Plan for non-employee members of the Board of Directors, key personnel, consultants or independent contractors, and an Incentive Option Plan to include employees, and key personnel who render services which contribute to the success of the growth of the Company, whereby six-hundred thousand (600,000) shares of restricted stock was set aside. The price per share of the options is one dollar and five cents ($1.05). The Company's Incentive Stock Option Plan and Non-Statutory Stock Option Plan are both articulated within one plan titled "1999 STOCK OPTION PLAN".


                     SUMMARY OF NON-QUALIFIED STOCK OPTIONS
--------------------------------------------------------------------------------
                                        Percent of
                                        Shares
                                        Issued in
                         Number of      Fiscal Year    Grant      Expiration
Name                     Shares         1999           Date       Date           Price

Board of Directors:
---------------------    ----------     -----------    -------   -----------    ----------------
George Janke(1)          150,000        33.7%1         2/17/99    2/17/09       $1.10 per share
---------------------    ----------     -----------    -------   -----------    ----------------
J. Carter Beese           50,0000       11.2%          2/17/99    2/17/09       $0.35 per share
---------------------    ----------     -----------    -------   -----------    ----------------
Robert E. Freer           45,0000       10.1%          2/17/99    2/17/09       $0.35 per share
---------------------    ----------     -----------    -------   -----------    ----------------
J. Carter Beese           50,0000       11.2%          10/11/99  10/11/09       $0.35 per share
---------------------    ----------     -----------    -------   -----------    ----------------
Robert E. Freer           45,0000       11.2%          10/11/99  10/11/09       $0.35 per share
---------------------    ----------     -----------    -------   -----------    ----------------
Lowell W. Morse                 -        0.0%
---------------------    ----------     -----------    -------   -----------    ----------------

Other Key Personnel:
---------------------    ----------     -----------    -------   -----------    ----------------
Floyd Chapman             25,000         5.6%          2/17/99    2/17/09       $1.05 per share
---------------------    ----------     -----------    -------   -----------    ----------------
James McCann              25,000         5.6%          2/17/99    2/17/09       $1.05 per share
---------------------    ----------     -----------    -------   -----------    ----------------
Raymond Marshall          25,000         5.6%          2/17/99    2/17/09       $1.05 per share
---------------------    ----------     -----------    -------   -----------    ----------------
Total Non-Qualified
Options                  420,000        94.4%
---------------------    ----------     -----------    -------   -----------    ----------------

 (1) George Janke expressed that under his current employment contract he was granted stock due in 1998. George Janke waived this stock. The position of the Company is that Mr. Janke waived his rights to future payment of any kind under this contract after his termination as Chief Executive Officer. Mr. Janke contended the contract was simply a waiver for only one (1) year and that the Company remains obligated for the balance of the contract term. The issue remains unresolved. Mr. Janke, however, has expressed that he would like to have the 150,000 shares that were waived due under the option as outlined above, and each year thereafter according to the terms and conditions of said employment contract. With the death of Mr Janke, this matter is resolved.

(2) Lowell Morse was appointed to the Board on November 9, 1999 and was not entitled to Non-qualified Options as of the date of this registration statement.

                       SUMMARY OF INCENTIVE STOCK OPTIONS
--------------------------------------------------------------------------------
                                        Percent of
                                        Shares
                                        Issued in
                         Number of      Fiscal Year    Grant      Expiration
Name                     Shares         1999           Date       Date           Price

---------------------    ----------     -----------    -------   -----------    ----------------
Leo C. Palmer              25,000         5.6%         2/17/99    2/17/09       $1.05 per share
---------------------    ----------     -----------    -------   -----------    ----------------
Total Incentive Options    25,000         5.6%
---------------------    ----------     -----------    -------   -----------    ----------------
Total Non-Qualified and   445,000       100.0%
  Incentive Options
---------------------    ----------     -----------    -------   -----------    ----------------


Item 7.  Certain Relationships and Related Transactions.

The Company believes that the terms of the transactions provided in the remainder of this section are at least as favorable as those that could have been secured in an arm's length transaction.

1. On August 16, 1996, the Company issued six million four hundred thousand shares of its restricted common stock (6,400,000) to Mr. Warren Johnson, a former President and Director of the Company, and five million eight-hundred thousand shares (5,800,000) to Mr. Janke, as trustee, for the benefit of certain members of Mr. Janke's family. NSC received a total of $12,200 from the founders (Mr. Warren Johnson and Mr. Janke) as consideration for the above shares. The 6,400,000 shares of common stock issued to Mr. Warren Johnson are subject to a recession action on the part of the Company.

2. On August 20, 1996, the then Vice President of the Company, Mr. Janke, and the Company entered into a five year Employment Agreement at an annual salary of $85,000 per year with cost of living increases. The agreement also provided for up to 150,000 common shares to be issued on December 1 per year, for five years if certain performance goals are achieved. On August 10, 1997, the 1996 agreement was superseded by a new agreement retroactive to January 1, 1997. The term and salary of the new agreement remain essentially the same as the previous agreement but redefine the exercise dates and exercise prices of the options portion of the agreement. Mr. Janke resigned from his position of Chief Executive Officer on July 30, 1999. He later accepted a position performing product research at an annual salary of $40,000. Mr. Janke waived his rights to future payment of any kind under this contract after his resignation as Chief Executive Officer on July 30, 1999. Mr. Janke contended that the contract was simply a waiver for only one (1) year and that the Company remains obligated for the balance of the contract term. With his death on April 26, 2000, the issue of future stock options under the contract is resolved. [See Part I, Item 6. Executive Compensation, "1999 Stock Option Plan".]

3. On August 31, 1996, NSC entered into an exclusive licensing agreement with IBUSA to exploit certain patents, patents pending and trademarks assigned to IBUSA. IBUSA is a Company partially owned by a trust created by ICE BAN(R)'s co-inventor, Mr. Janke , and by NSC's chairman, Dr.. Robertson. The patents cover the use of agricultural by-products as road de-icing and anti-icing agents. The product is currently marketed as ICE BAN(R). The territory granted under this license included all of the United States except for upstate New York (north of the 42nd parallel) and Erie, Pennsylvania. These territories were later added to the Company's rights through subsequent corporate acquisition of IBNY. Prior to the acquisition of IBNY, the rights in the "out-territories" to patent and trademark rights were in dispute. The corporate acquisition, development, and registration of intellectual property rights resolved the disagreements. On March 30, 1998, IBUSA and NSC entered into an addendum to their previous agreement. Under the terms of the addendum IBUSA loaned one hundred and twenty-five thousand ($125,000) dollars to NSC's account for it to use such to pay for inventory and operations, at the sole discretion of NSC. NSC agreed to pay one ($1.00) dollar per ton additional fee to IBUSA for all NSC products sold annually up to twenty-five thousand ($25,000) dollars per year for six years, which would include interest and principal. NSC also acquired the right to market the trademarked product TEMBIND(R) from Tembec, Inc. NSC acquired this right through its acquisition of IBNY. TEMBIND(R) is a biodegradable, non-corrosive dust control and road stabilization product for use in the maintenance of unpaved roads. The Company now markets this product under the trademarked brands RB ULTRA(TM). ICE BAN(R) and RB ULTRA(TM) are the primary products offered by the Company. The above license agreement, as amended, requires a quarterly royalty payment of 2% of sales, but not to exceed $3.00 per ton nor to be less than $2.00 per ton. [See Part I, Item 1, Description of Business, (a) Business Development.]

4. On August 31, 1996, IBUSA, for consideration of one hundred thousand dollars ($100,000), granted NSC the use of certain patent rights related to use in roadway deicing and anti-icing products, in an exclusive license agreement for the United States, excluding only counties in the State of New York north of the 42nd parallel and also excluding Erie County, Pennsylvania. The license agreement term is for seven years with one-year automatic renewals thereafter. [See Part I, Item 1. (b) Business of Issuer, Risk 6. Risk of Effective Failure of Certain Intellectual Property Rights; and Part I, Item 1. -(b) Business of Issuer, Risk Uncertainty Regarding Protection of Proprietary Rights.] The rights to the excluded territory were transferred to NSC on July 29, 1997 as a result of the acquisition of IBNY by NSC in 1997 and an amendment to exclusive license area agreement executed on August 31, 1998, between NSC and IBUSA. The "Amendment to Exclusive License Area Agreement", executed on August 31, 1998, extended the Company's license to cover the entire U.S. The amendment also granted certain rights to trademarks. These trademark rights were identified and listed as: (1) "ICE BAN(R)", (2) "ICE BAN MAGIC" and (3) the ICE BAN(R) logo. These trademarks are "for anti-icing and de-icing composition for use on exterior surfaces." The Company did not pay any royalties in 1997 and paid $13,430, and $24,799_in royalty payments to IBUSA in fiscal years ended 1998, and 1999, respectively.

5. On March 5, 1997, an agreement was executed between Sears and IBNY, which called for Sears to provide storage and throughput (moving product in and out of storage) services in Rome, NY. Sears is considered a related party, because of its membership in the SEACO or which the Company is a party. Such service included receiving product by rail or truck, in-tank storage of product, inventory control and reporting, provision of truck loading facilities, equipment maintenance and provision of normal supplies. This agreement also called for minimum quantities of throughput services to be provided by IBNY. This contract is binding on any successors of such corporations. These services were billed monthly with 30-day credit terms. The Company paid $5,239 under the terms of this agreement in fiscal year ended 1999. No other amounts have been paid. The terms of the agreement are subject to legal disputes, which are unresolved at this time. [See Part II, Item 2. Legal Proceedings]

6. On June 1, 1997, IBNY agreed to lease approximately 700 feet of office space at 12118 East Yates Center Road, Lyndonville, New York at one thousand dollars ($1,000) per month. The term commenced on June 1, 1997 and runs for three (3) years, with first option to renew after the initial term. Mr. Jeffrey Johnson was the owner of the property and lessor. Mr. Jeffrey Johnson was a Senior Vice-President, Chief Operating Officer and a Director of the Company at the time. On July 1, 1998, an addendum to the lease was executed and an increase in the monthly rent to one thousand thirty-five dollars ($1,035) commenced on July 1, 1998 due to installation of central air conditioning. On February 2, 1999, Ice Ban America, Inc. entered into an "Exclusive Right to Lease Contract" with Jeanne Whipple Realty concerning the property located at 12118 East Yates Center Rd., Lyndonville, New York. Mr. Johnson refused to cooperate with the Company to sublease the space and therefore effectively repudiated the contract.

7. On July 29, 1997, the Company purchased 100% of IBNY for one million three hundred thousand shares (1,300,000) of common stock of the Company, valued at $6,916,000. IBNY was owned in large measure by relatives of Warren D. Johnson, Jr., including Mr. Jeffrey Johnson, who became the Vice President and a director of the Company. Mr. Jeffrey Johnson was also an officer, director and shareholder of IBNY prior to the acquisition. Furthermore, 100,000 shares of the common stock of the Company, valued at $531,900, was issued to IBUSA and as part of that transaction IBUSA received an assignment of the Patent Application for the Brewers Condensed Solubles (BCS) by-product. IBNY claimed the rights to ICE BAN(R) for upstate New York (above the 42nd parallel), and owned the rights for Erie County, Pennsylvania, and claimed these rights before the Company was formed in 1996. IBNY also owned the rights to market TEMBIND(R) in the United States.

8. On April 23, 1998, the Company issued 35,000 shares of its common stock, valued at $139,344, to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. One of the principals in that firm, Robert E. Freer, Jr., is also a Director of the Company. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

9. In June of 1998, the Company purchased one hundred thousand shares (100,000) of the common stock of IBAC Corporation (the Canadian licensee of ICE BAN(R) products under an agreement with IBUSA) for one hundred ten thousand dollars ($110,000). The investment amounted to less than one percent (1%) of the approximately thirteen million seven hundred fifty-five thousand shares (13,755,000) outstanding of IBAC Corporation. At the time, there existed a commonality of members of the Board of Directors and officers of both the Company and IBAC Corporation. There was also substantial ownership of stock in each company by Mr. Janke, and Mr. Jeffrey Johnson was Vice President and a Director of IBAC Corporation and the Company.

10. On June 4, 1998, a "Lease" was entered into between 1194 Corporation, of North Palm Beach, Florida, and Tembind America, Inc. for a three-year lease, from July 1, 1998 to June 30, 2001, of property to be used for the sale and storage of materials. Mr. Janke and IBUSA agreed to share in the leasing of this warehouse space, which is $716 per month.

11. During the Company's fiscal year ended July 31, 1998 the Company made payments in both cash and stock to either Robert E. Freer, Jr., Esq., or two law firms in which he was or is a principal. Mr. Freer became a Director of the Company in April, 1998. Cash payments totaling $185,901 and 35,000 shares of common stock valued at $139,344 were paid directly to these firms for legal services performed and disbursements made on behalf of the Company prior to his becoming a director. In addition 50,000 shares valued at $216,125 were issued directly to Mr. Freer, also before he became a director.

12. On August 25, 1998, a letter arrangement was entered into Sears, SEACO, and by Jeffrey Johnson, purportedly on behalf of the Company. NSC disputes whether Mr. Johnson had authority to sign the letter. The arrangement purportedly provided for Sears to purchase up to one and one-half million gallons (1,500,000) of ICE BAN(R), subject to certain provisions relating to resale to SEACO. The terms of the agreement are subject to legal disputes, which are unresolved at this time. [See Part II, Item 2. Legal Proceedings] This agreement has recently expired.

13. On October 8, 1998, the Company issued 19,674 shares of its common stock valued at $108,323 to Baise, Miller & Freer PC of Washington, D.C. in payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

14. On February 10, 1999, the Company issued 22,687 shares of its common stock valued at $109,143 to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

15. On April 16, 1999, the Company issued 17,957 shares of its common stock valued at $42,287 to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

16. On or about, May 5, 1999, Richard Jurgenson was elected Chairman of the Board of Directors. Mr. Jurgenson first joined the Company's board in April 1998 and was President of Minnesota Processors as well as one of its founders. In August 1999 he became Chief Executive Officer of the Company. On November 22,1999 he voluntarily resigned the position. On January 5, 2000 Mr. Jurgenson voluntarily resigned from the Board of Directors.

17. On August 11, 1999, the Company borrowed $750,000 from Dr. Robertson in the form of a convertible debenture bearing interest at 10% per annum and maturing on August 11, 2001. Prior to repayment, the principal and accrued and unpaid interest may be converted into the Company's common stock at a price of $0.75 per share. The debenture includes two detachable warrants entitling the holder to purchase up to three million shares of the Company's common stock at a price of $0.75 per share. On June 1, 2000, the warrants were cancelled and replaced by Warrant W-3A, for three million shares at an exercise price of $0.25 per share. Warrant W-3A expires on May 15, 2005. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code.

18. On October 31, 1999, the Company sold four million shares of common stock to Dr. Robertson for $1 million. As a part of the transaction, Dr. Robertson acquired, among other rights, the right to name up to three of seven of the directors of the Company. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code. Dr. Robertson was elected Chairman of the Board of Directors subsequent to this transaction.

19. On June 1, 2000 Dr. Robertson invested an additional $250,000 in the form of a convertible debenture baring interest at 10%, maturing on June 1, 2005, and secured by the assets of the Company. The principal amount and unpaid accrued interest may be converted into common stock of the Company at a rate of $0.25 per common share at anytime prior to repayment. As a condition of the debenture, the Company amended the terms of the $750,000 debenture and detachable warrants, dated August 11, 1999, reducing the price from $0.75 to $0.25 per common share and secure the debenture with the assets of the Company. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code.

20. On July 31, 2000 Dr. Robertson invested an additional $350,000 in the form of a convertible debenture bearing interest at 10%, maturing on July 31, 2005, and secured by the assets of the Company. The principal amount and unpaid accrued interest may be converted into common stock of the Company at a rate of $0.25 per common share at anytime prior to repayment. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code.

Item 8.  Description of Securities.

(a) Common or Preferred Stock.

The Company is authorized to issue 20,000,000 or preferred stock, $0.01 par value per share (the "Preferred Stock"), and 55,000,000 shares of common stock, $0.01 par value per share (the "Common Stock"). As of January 31, 2000 there were no shares of preferred stock outstanding and 19,996,540 shares of common stock outstanding.

Subject to any superior rights of any outstanding preferred stock of the Company, the holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of shareholders. All of the shares of Common Stock now outstanding are fully paid and non-assessable and all shares of Common Stock, which were subject to offerings, when issued, would have been fully paid and non-assessable. Holders of the Common Stock of the Company do not have cumulative voting rights, which means that the holders of a majority of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected by the holders of the Common Stock if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

The Company is authorized to issue 20,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Stock"). The Preferred Stock may be issued from time to time in one or more classes or series, each class or series of which shall have the voting rights, designations, preferences and relative rights as fixed by resolution of the Company's Board of Directors, without the consent or approval of the Company's shareholders. The Preferred Stock may rank senior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have extraordinary or limited voting rights. There are no shares currently outstanding.

The transfer agent for the common stock of the Company is Atlas Stock Transfer Company located at 5899 South State Street, Salt Lake City, Utah 84107.

(b) Debt Securities.

There are no debt securities to be registered and no provisions required to be disclosed.

(c) Other Securities to Be Registered.

                  None.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

(a) Market Information.

On November 19, 1999, the Company's stock symbol changed from "ICEB" to "ICEBE" pursuant to RULE 6530 adopted by NASDAQ which requires all companies which trade on the OTC BB to file an SEC disclosure document (Form 10-SB) and become a fully reporting public company in accord with the Securities Act of 1933. On December 14, 1999, the Company's stock symbol was officially removed from the OTCBB and is presently listed on the Over-the-Counter Pink Sheets (OTC PS) and is trading under the symbol "ICEB". As of January 31, 2000 there were 19,996,540 shares outstanding. A summary of the historical quotes for the Company's common stock is presented in table form below. Over-the-Counter market quotations are provided. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The prices (high/low) are rounded up or down to the nearest one-hundredth. The time periods are the Company's fiscal year which begins on August 1 and ends the following July 31; the comparative calendar year time period is displayed in parenthesis under the time period heading for the normal calendar year. Data for the past month of August 1999 (calendar) is also shown.

                               Historical Quotes*

  Fiscal Year              Normal Calendar        High      Low
                                Year
----------------         ------------------       -----     ----
2nd Quarter 2000          Nov 99 to Jan 00         1.87      .62

1st Quarter 2000         (Aug 99 to Oct 99)        2.69     0.81


4th Quarter 1999         (May 99-Jul 99)           1.56     0.81

3rd Quarter 1999         (Feb 99-Apr 99)           2.13     1.38

2nd Quarter 1999         (Nov 98-Jan 99)           5.00     2.00

1st Quarter 1999         (Aug 98-Oct 98)           6.50     3.88


4th Quarter 1998         (May 98-Jul 98)           7.00     4.66

3rd Quarter 1998         (Feb 98-Apr 98)           7.50     5.50

2nd Quarter 1998         (Nov 97-Jan 98)          14.25     6.55

1st Quarter 1998         (Aug 97-Oct 97)          14.25     5.00

--------------------------
* Data used in the construction of this chart was obtained from Yahoo! Finance.

(b) Holders.

As of January 31, 2000 the approximate number of holders of record of the Company's common stock is 482.

(c) Dividends.

To date the Company has not declared any dividends and does not intend to declare any in the foreseeable future. The Company is, however, through its Directors, authorized by "ARTICLE VI. DIVIDENDS" of its by-laws to declare dividends from time to time.

Item 2.  Legal Proceedings.

1. Jeffrey Johnson vs. Natural Solutions, Case No. CL-99-3185, in the Circuit Court in and for Palm Beach County, Florida. This was a lawsuit by Mr. Johnson filed on March 26, 1999, seeking to enforce his employment agreement. The employment agreement called for arbitration and the Company successfully moved to have the case arbitrated. Mr. Johnson has filed an arbitration proceeding and the Company has responded with an answer and defenses. The arbitration proceeding has commenced hearing, but is currently in recess until November 27, 2000.

2. Dianne Johnson et al. vs. Ice Ban America, et al., Case No. 99-8228, United States District Court, Southern District of Florida. This lawsuit was filed on March 26, 1999. It is a lawsuit for securities fraud by the Johnson family seeking damages for breach of various security regulations and laws due to alleged violations by NSC and IBAC, Inc. NSC has successfully filed two Motions to Dismiss. NSC and IBAC filed a counterclaim to rescind the sale of the founders stock in July 1999. The stock owned by the Johnson family is founders stock for which the Johnson family paid approximately $4,000 to NSC and $6,000 to IBAC. NSC and IBAC also filed a counterclaim, alleging breach of fiduciary duty, breach of securities acts, RICO, fraud, etc. against the Johnson family arising out of the actions of Warren D. Johnson, Jr., and the Johnson family in selling restricted founders shares of stock in private sales before the restrictions were lifted. Initial discovery has been done in this case. On July 5, 2000, the plaintiffs voluntarily dismissed the action against the Company, but have indicated that they may attempt to amend the complaint discussed in item 3. below, to raise similar claims. The Company's counterclaims remain active in this proceeding.

3. Dianne Johnson et al. vs. Natural Solutions Corporation, et al., Case No. 99-5305, in the Circuit Court in and for Palm Beach County. This is a lawsuit by the Johnson family seeking to rescind the sale of IBNY to the Company, which sale occurred in the summer of 1997, based upon alleged fraudulent misrepresentations surrounding the ownership of the so-called Toth patent. The Company has filed an answer, affirmative defenses, and a counterclaim similar to the counterclaim in item #2, immediately above. Discovery is proceeding, and the case is not set for trial in February 2001.

4. Natural Solutions Corporation et al. vs. Sears Oil, et al., Case No. 99-3344. In the Circuit Court in and for Palm Beach County. This is a lawsuit filed on April 6, 1999, by the Company and IBUSA for tortious interference with the Company's rights to the so-called Toth patent acquired by Mr. Janke from the Hungarian inventors. This action also claims breach of fiduciary duty, breach of a confidentiality agreement by Sears and others acting in concert with Sears. Service has been obtained on most of the Defendants, and motions to dismiss, motions for lack of personal jurisdiction, and motions to transfer to New York are scheduled. Some limited discovery on jurisdiction has been undertaken in this case.

5. Sears Oil Company vs. Natural Solutions Corporation, Ice Ban USA, George Janke ,et al., Case No. 99-CV-704-DNH. This is an action filed on January 25, 1999, in New York State Court, but removed to the United States District Court for the Northern District of New York. This action alleges fraudulent misrepresentations based upon the ownership of the Toth patent and fraudulent inducement with respect to a certain contract for the distribution of product in New England, based upon misrepresentations regarding ownership of the Toth patent. The Plaintiff amended their Complaint to allege patent infringement of the Toth patent. In October 1999 Sears Oil and Sears Petroleum sought a temporary restraining order that SEACO was the exclusive distributor for ICE BAN products in the New England States. The Judge denied the Plaintiff's request for a temporary restraining order and Sears withdrew its claim for injunctive relief. NSC will answer the complaint and file a counterclaim in the next twenty days. The case is not set for trial.

6. Ice Ban America, Inc. vs. Innovative Municipal Products, Inc., Case No. 99-00710, in the Supreme Court of Oneida County, State of New York. This lawsuit was filed on March 24, 1999, by NSC to recover two hundred fifty-thousand dollars ($250,000) owed to it by its New York distributor, Innovative Municipal Products ("Innovative"). Innovative has filed affirmative defenses and counterclaims based upon the alleged misrepresentation regarding the Toth patent. NSC has answered and filed affirmative defenses to the counterclaim. Discovery is ongoing in this case, and it has not been set for trial, although the Company has filed a certificate that it is ready to proceed to trial.

7. Natural Solutions Corporation v. Terrabind International, Inc., Richard Jurgenson, Joseph Kroll, Richard Weinert: This case was filed by the Company on May 15, 2000 in the Circuit Court of Palm Beach County, Florida, seeking damages and injunctive relief against three former corporate officers, who formed Terrabind International, Inc. The lawsuit claims that the three officers breached their fiduciary duties to the Company by usurping certain corporate opportunities, both in prospective sales and potential patent applications, in the Company's Roadbind America Division. The action seeks damages and injunctive relief to prevent usurpation of other corporate opportunities and inventions developed by the Company.


Item 3.  Changes in and Disagreements with Accountants.

The Company's auditor was Cronin & Co., Certified Public Accountants, with it principal address at 12 Blandford Lane, Fairport, NY 14450. The Company has had no disagreements with Cronin & Co. At the 1999 annual meeting of shareholders, the shareholders approved a change in auditors to PriceWaterhouseCoopers to serve as the independent public accountants of Natural Solutions Corporation for its fiscal year ending July 31, 2000. The Company appointed PriceWaterhouseCoopers to serve as its auditors on June 20, 2000.

Item 4.  Recent Sales of Unregistered Securities.

The Company relied upon ss.3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of Common Stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under ss.3(b) of, or in violation of ss.5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact the Company has not been since its inception (a) subject to the reporting requirements of ss.13 or ss.15(d) of the Securities Act of 1934, as amended, (b) and "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

The Company relied upon ss.4(2) of the Act and Rule 506 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than 35 investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

The Company relied upon Florida Code ss.517.061(11) for several transactions. In each instance, such reliance is based on the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under ss.517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning (the "Florida Exemption").

The facts relied upon to make the New York exemption available include the following: (i) the aggregate number of persons purchasing the Company's stock during the 12 month period ending on the date of issuance did not exceed 40 persons (including offerees who reside outside the State of New York); (ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) that at the time of filing no offering had yet been made to any resident of the State of New York, (iv) that the offering is to be made to personal friends, relatives, and business associates and other principals of the issuer, (v) these common shares have been issued or sold in reliance of Section ss.359-f(2) of the New York General Business Law, (vi) each purchaser executed a statement to the effect that the securities purchased have been purchased for their own account and not for the resale to any other persons; (vii) that they have adequate means of providing for their current needs and possible personal contingencies; and (viii) they do not have a need for liquidity of this investment.

The facts relied upon to make the Maryland exemption available include compliance with ss.4(2) of the Act. Such a security is a covered security within the meaning of ss.18(b)(4)(D) of the Act. Pursuant to ss.11-602 (15), ss.11-501 and Rule 9 of the Maryland Code, such securities are exempt from registration requirements. The issuer is required under Maryland law to, no later than 15 days after the first sale of securities in Maryland, submit a notice filing subject to certain guidelines and any applicable fees. The issuer has not as of yet made the requisite notice filing in the State of Maryland.

The facts relied upon to make the Virginia exemption available include compliance with ss.4(2) of the Act. Such security is a covered security within the meaning of ss.18(b)(4)(D) of the Act. Pursuant to ss.13.1-507 of the Virginia Code such securities are exempt from registration requirements. Pursuant to Rule 21 VAC 5-40-120 of the Virginia Code such issuer is required to submit a notice filing subject to certain guidelines and any applicable fees. The issuer has not as of yet made the requisite notice filing in the State of Virginia.

On August 16, 1996 Mr. Janke, as trustee, received five million eight--hundred thousand (5,800,000) shares of common stock, $0.001 par value per share or $5,800, and Warren D. Johnson, Jr. received six million four hundred thousand (6,400,000) shares of common stock, $0.001 par value per share or $6,400. These shares were issued pursuant to the exemption from registration provided by ss.4(2) of the Securities Act of 1933, as amended (the "Act") and ss.517.061(11) of the Florida Code.

During the period from September 23, 1996 through November 1, 1996, the Company sold one million shares (1,000,000) of its common stock at ten cents ($0.10) per share, raising a total of $100,000. This offering was conducted pursuant to ss.3(b) of the Act and Rule 504 of Regulation D promulgated there under. This offering was made in the State of New York and to non-resident foreign citizens. An offering memorandum was used in connection with the offering.

Commencing December 30, 1996 and through February 1, 1997, the Company sold nine hundred thousand shares (900,000) of its common stock at one dollar ($1.00) per share, raising a total of $900,000. This offering was conducted pursuant to ss.3(b) of the Act and Rule 504 of Regulation D promulgated there under. This offering was made in the State of New York and to non-resident foreign citizens. An offering memorandum was used in connection with the offering.

On July 29, 1997, in an exchange of stock, the Company acquired IBNY, the only claimant to territorial rights to ICE BAN(R) in the U.S. (i.e. upstate New York and Erie, Pennsylvania) which were not included in the original license to the Company. The Company issued 1,300,000 shares of its restricted common stock valued at $6,916,000 to acquire 100% of the common stock of IBNY. As a result of this acquisition of IBNY, the Company's license now extends to the entire United States. In acquiring IBNY, the Company also acquired the national distribution rights from IBUSA to the TEMBIND(R) product. As part of the transaction, IBNY was obligated to assign the above rights to IBUSA with the further agreement that IBUSA would assign the rights to the Company or its designee, which it did, in consideration for one hundred thousand (100,000) shares of the Company's common stock valued at $531,900. As part of this transaction, the above mentioned 100,000 shares of the Company's common stock were issued to IBUSA for the license of ICE BAN(R) products in upstate New York and Erie County, Pennsylvania. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506. Such reliance was based upon the fact that
(i) the issuance of the shares did not involve a public offering and (ii) each of the parties is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision by virtue of his or her position as an employee, officer, and/or director of the Company and/or as a party related to an officer or director.

On August 22, 1997, the Company issued to David Wright a total of 5,000 shares of its common stock for professional services rendered to the Company valued at $21,875, Ann M. Owen a total of 2,000 shares of its common stock for professional services rendered to the Company valued at $8,750, Continental Capital & Equity Corp. a total of 55,000 shares of its common stock for professional services rendered to the Company valued at $240,625, and Cullen M. Ryan a total of 10,000 shares of its common stock for professional services rendered to the Company valued at $43,750. The Company relied upon the exemption to registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

On the same date, the Company issued Castlebar Industries Corp. Profit Sharing Plan a total of 10,000 shares of its common stock for professional services rendered to the Company valued at $43,750. The Company relied upon ss.49:3-50(b)(9) of the New Jersey Code and upon ss.4(2) of the Act and Rule
506. Robert E. Freer was issued 40,000 shares of its common stock for professional services rendered to the Company valued at $175,000. The Company relied upon the exemption from registration provided by ss.4(2) and ss.11-602
(15), ss.11-501 and Rule 9 of the Maryland Code.

On or about November 7, 1997, Pat Robertson entered into an agreement with the Company, which allowed him to acquire up to one million shares of restricted common stock over the next two years. On November 7, 1997, a total of 150,000 shares was issued at the purchase price of $7.50 per share, and warrants to purchase an additional 1,000,000 shares of common stock were issued by and in consideration for an aggregate price of $1,125,000 if all warrants are exercised. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code.


Summary of Company's Warrants Issued to Dr. Robertson on November 7, 1999

 Date    Designation  Exercise  Exercise  Exercise      Shares     Replaced
                        Date      Date      Price                    by
                      Starting   Ending
-------- -----------  --------  --------  -----------   --------   ------------
11/07/97    W-1       11/07/97   6/07/99  $7.50/share    150,000    W-1A
                                                                    (8/10/1999)

11/07/97    W-2       11/07/97   6/07/99  $12.00/share   350,000    W-2A
                                                                    (8/10/1999)

11/07/97    W-3       11/07/97   1/07/00  $7.50/share    150,000    W-1A
                                                                    (8/10/1999)

11/07/97    W-4       11/07/97   1/07/00  $15.00/share   350,000    W-2A
                                                                    (8/10/1999)

 Total                                                 1,000,000

 On December 19, 1997, the Company issued 4,651 shares of its common stock valued at $24,947 to Minnesota Processors as payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

On February 20, 1998, the Company issued 25,391 shares of its common stock valued at $153,729 to Minnesota Processors as payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

On March 4, 1998, the Company issued 10,000 shares of its common stock valued at $41,125 to Robert E. Freer as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and ss.11-602 (15), ss.11-501 and Rule 9 of the Maryland Code.

On April 23, 1998, the Company issued 35,000 shares of its common stock valued at $139,350 to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

On June 12, 1998, the Company issued 10,000 shares of its common stock valued at $65,000 to Floyd Chapman and 10,000 shares of its common stock to Ann M. Owen, both were for payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

On June 16, 1998, the Company issued 914 shares of its common stock valued at $4,695 to Minnesota Processors in payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

On July 17, 1998, the Company issued 20,000 shares of its common stock valued at $103,750 to Richard Stanton as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and ss.11-602 (15), ss.11-501 and Rule 9 of the Maryland Code.

On August 13, 1998, the Company issued 10,000 shares of its common stock valued at $50,000 to Leo Palmer as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

On September 15, 1998, the Company issued 784 shares of its common stock valued at $3,371 to Minnesota Processors as payment for product. The Company relied upon the exemption provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

On October 8, 1998, the Company issued 19,674 shares of its common stock valued at $108,323 to Baise, Miller & Freer PC of Washington, D.C. in payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

On January 11, 1999, the Company issued 200 shares of its common stock valued at $626 to Andrew Deggeller as an award. The Company relied upon the exemption provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

On January 21, 1999, the Company issued 9,465 shares of its common stock valued at $41,089 to Minnesota Processors as payment for product. The Company relied upon the exemption provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 (Subd. 2)(h) of the Minnesota Code.

On February 10, 1999, the Company issued 22,687 shares of its common stock valued at $109,143 to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

On March 25, 1999, the Company issued 24,761 shares of its common stock valued at $68,997 to Minnesota Processors as payment for product. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.80A.15 of the Minnesota Code. Also, on March 25, 1999, the Company issued 3,056 shares of its common stock valued at $6,493 to Nick D. Hansen for as payment for professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.517.061(11) of the Florida Code.

On April 16, 1999, the Company issued 17,957 shares of its common stock valued at $42,287 to Baise, Miller & Freer PC of Washington, D.C. as payment of professional fees. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506.

On August 11, 1999, the Company borrowed $750,000 from a related party in the form of a convertible debenture bearing interest at 10% per annum and maturing on August 11, 2001. Prior to repayment, the principal and accrued and unpaid interest may be converted into the Company's common stock at a price of $0.75 per share. The debenture includes two detachable warrants entitling the holder to purchase up to three million shares of the Company's common stock at a price of $0.75 per share. The warrants expired as follows: one million shares on July 28, 2001 and two million shares on August 9, 2004. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code. In the event that the Company is unable to pay back the debenture at the end of two years and Dr. Robertson or the holder does not wish to convert said debenture into shares of the Company's stock, Mr. Janke, has secured this debenture with collateral. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code. Certain terms of the debenture and detachable warrants were amended in conjunction with the convertible debenture dated June 1, 2000.


 Date    Designation  Exercise  Exercise  Exercise      Shares     Replaces the
                        Date      Date      Price                  following
                      Starting   Ending                            warrants
-------- -----------  --------  --------  -----------   --------   ------------

08/10/99    W-1A      08/10/99  08/28/00  $0.75/share   1,000,000  W-1 and W-3
                                                                      (from 11/07/97
                                                                      Agreement)

08/10/99    W-2A      8/10/99   8/09/04   $0.75/share   2,000,000  W-2 and W-4
                                                                      (From 11/07/97
                                                                      Agreement)

    Total                                               3,000,000


On October 31, 1999, the Company sold four million shares of common stock to Dr. Robertson for $1 million. As a part of the transaction, Dr. Robertson acquired, among other rights, the right to name up to three of seven of the directors of the Company. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code. Dr. Robertson was elected Chairman of the Board of Directors subsequent to the closing of the aforementioned stock purchase agreement. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code.

On June 1, 2000 Dr. Robertson invested an additional $250,000 in the form of a convertible debenture baring interest at 10%, maturing on June 1, 2005, and secured by the assets of the Company. The principal amount and unpaid accrued interest may be converted into common stock of the Company at a rate of $0.25 per common share at anytime prior to repayment. As a condition of the debenture, the Company amended the terms of the $750,000 debenture and detachable warrants, dated August 11, 1999, to reduce the exercise price from $0.75 to $0.25 per common share and to secure the debenture with the assets of the Company. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code.

On July 31, 2000 Dr. Robertson invested an additional $350,000 in the form of a convertible debenture bearing interest at 10%, maturing on July 31, 2005, and secured by the assets of the Company. The principal amount and unpaid accrued interest may be converted into common stock of the Company at a rate of $0.25 per common share at anytime prior to repayment. The Company relied upon the exemption from registration provided by ss.4(2) of the Act and Rule 506 and ss.13.1-507 of the Virginia Code.

Summary of Company's Warrant Issued to Dr. Robertson as of June 1, 2000 is as follows:


 Date    Designation  Exercise  Exercise  Exercise      Shares     Replaces the
                        Date      Date      Price                  following
                      Starting   Ending                            warrants
-------- -----------  --------  --------  -----------   --------   ------------
5/15/2000 W-3A        5/15/2000 5/15/2005 $0.25/share   3,000,000  W-1A and W-2A
                                                                    from 8/11/99
                                                                      Agreement)


Item 5.  Indemnification of Directors and Officers.

The Company's by-laws provide for indemnification of Directors and Officers. Specifically, ARTICLE V. "INDEMNIFICATION OF OFFICERS AND DIRECTORS" provides that the corporation shall indemnify any and all of its Directors and Officers, and its former Directors and Officers, or any person who may have served at the corporation's request as a Director or Officer of another corporation in which it owns shares of capital stock or of which it is a creditor. The indemnification covers actual and necessary expenses incurred by them in connection with the defense of any action, suit or proceeding, in which they, or any of them, are made parties, or a party, be reason of being or having been a Director or Officer, except it does not provide coverage in relation to matters as to which they shall have been adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

                                                  PART F/S

Financial Statements for the Fiscal Years 1998 and 1999

The Financial Statements of Natural Solutions, Inc., and Notes to Financial Statements together with the Independent Auditor's Report of Cronin and Company, CPA's, required by this Item 13 commence on page F-1 hereof and are incorporated herein by this reference.



                          INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report..........................................F-1

Balance Sheets........................................................F-2

Income Statement .....................................................F-3

Statements of Cash Flows..............................................F-4

Statements of Changes in Stockholders' Equity.........................F-5

Summary of Significant Accounting Policies............................F-6

Notes to Financial Statements.........................................F-9

                                Cronin & Company
                          Certified Public Accountants
                             1574 Eagle Nest Circle
                          Winter Springs, Florida 32708

Board of Directors and Shareholders
Natural Solutions Corporation
North Palm Beach, Florida

We have audited the accompanying consolidated balance sheet of Natural Solutions Corporation as of July 31, 1999 and 1998 and the related consolidated statements of income, cash flows and stockholders' equity for the years then ended. The financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our report dated September 2, 1998, we expressed an opinion that the 1998 financial statements fairly presented the financial position, results of operations, cash flows, and changes in stockholders' equity. As described in
Note 5, the Company has changed its method of accounting and restated the 1998 financial statements for the acquisition of Ice Ban, Inc. from the pooling of interest method to the purchase accounting method, with which we concur.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natural Solutions Corporation as of July 31, 1999 and 1998 and the results of its operations, its cash flows and changes in stockholders' equity for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses since its inception, August 14, 1996, and has aggregate operating losses of $11,993,261through July 31, 1999. As a result of these continued losses, the Company has been unable to generate sufficient cash flow from its operating activities to support current operations. The Company's ability to generate sufficient future cash flows from its operating activities in order to sustain future operations cannot be determined at this time. The Company has primarily funded its operations through the sale of its common stock. There can be no assurance that the Company will be able to do so in the future, and, if so, will provide sufficient capital and on terms favorable to the Company. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might arise from the outcome of these uncertainties. Management plans to overcome this problem are described in note 15.

September 2, 1999, except for note 14, which is as of December 3, 1999, and except for note 5, which is August 7, 2000

/s/ Cronin & Company
Certified Public Accountants

                          NATURAL SOLUTIONS CORPORATION
                    (Formerly known as Ice Ban America, Inc.)
                           Consolidated Balance Sheets
                             July 31, 1999 and 1998
                       See Summary of Accounting Policies
                and Notes to Consolidated Financial Statements.

                    ASSETS

                                                           1999           1998
                                                         -------------- -------------
 Current Assets:
    Cash and Cash Equivalents                                  $     -    $  125,265
    Accounts Receivable - Trade                                 86,339       401,503
    Other Receivables                                            5,375       133,967
    Inventories                                                626,872       698,582
    Prepaid Expenses                                            62,736        94,740
                                                         -------------- -------------
       Total Current Assets                                    781,322     1,454,057


 Property and Equipment, net                                   112,453       119,228
 Investment in Affiliate                                        18,750       110,000
 Licensing Agreement, net                                      419,620       522,341
 Deferred Tax Asset                                                  -       217,606
 Other                                                             905           905
                                                         -------------- -------------
                                                           $ 1,333,050   $ 2,424,137
                                                         ============== =============

          LIABILITIES AND STOCKHOLDERS' EQUITY

 Current Liabilities:
    Accounts Payable - Trade                               $ 1,115,752    $  430,391
    Accrued Expenses                                           180,858        17,527
    Current Portion of Long Term Debt                           82,000        82,000
    Current Portion of Related Party Debt                      124,968        61,951
    Liability to Issue Common Stock                                  -        50,000
                                                         -------------- -------------
       Total Current Liabilities                             1,503,578       641,869

 Long Term Debt to Related Parties                             132,032       195,049

 Stockholders' Equity:
    Common Stock, $0.01 par value,
       55,000,000 shares authorized,
       15,996,540 issued and outstanding                        15,997        15,889
    Additional Paid-in Capital                              11,770,954    11,344,106
    Other Comprehensive Income                                 (96,250)            -
    Accumulated Deficit                                    (11,993,261)   (9,772,776)
                                                         -------------- -------------

       Total Stockholders' Equity                             (302,560)    1,587,219
                                                         -------------- -------------
                                                           $ 1,333,050   $ 2,424,137
                                                         ============== =============

                          NATURAL SOLUTIONS CORPORATION
                    (Formerly known as Ice Ban America, Inc.)
                      Consolidated Statement of Operations
                    Fiscal Years Ended July 31, 1999 and 1998
                       See Summary of Accounting Policies
                 and Notes to Consolidated Financial Statements.

                                                              1999               1998
                                                       -------------------  ----------------
Net Sales                                                     $ 2,100,199       $ 1,994,415
Costs Applicable to Sales                                       1,601,552         1,635,726
                                                       -------------------  ----------------
      Gross Profit (Loss)                                         498,647           358,689

Operating Costs and Expenses:
   Selling and Administrative Expenses                          2,455,157         5,226,802
   Valuation Adjustment - Goodwill                                      -         4,547,336
                                                       -------------------  ----------------
      Losses from Operations                                   (1,956,510)       (9,415,449)

Other Income (Expense), net                                       (46,369)            7,727
                                                       -------------------  ----------------

Loss Before Taxes                                              (2,002,879)       (9,407,722)

Income Taxes                                                     (217,606)                -
                                                       -------------------  ----------------

Net Loss                                                    $  (2,220,485)     $ (9,407,722)
                                                       ===================  ================


Loss per Share                                                     ($0.14)           ($0.60)
                                                       ===================  ================
Weighted Average Common
  Shares Outstanding                                           15,923,733        15,753,032
                                                       ===================  ================

                          NATURAL SOLUTIONS CORPORATION
                    (Formerly known as Ice Ban America, Inc.)
                      Consolidated Statement of Cash Flows
                    Fiscal Years Ended July 31, 1999 and 1998
                       See Summary of Accounting Policies
                and Notes to Consolidated Financial Statements.

                                                             1999             1998
                                                        ---------------  ---------------
Operating Activities:
Net Loss                                                 $ (2,220,485)    $ (9,407,722)
Non-Cash Expenses Included in Net Loss:
   Depreciation and Amortization                              120,722        2,463,633
   Bad Debts                                                  340,781          116,932
   Valuation Adjustment to Goodwill                                 -        4,547,336
   Adjustment for Deferred Taxes                              217,606                -
   Product and Services Purchased for Stock
      and Options                                             426,957        1,732,612
Adjustments to Reconcile Net Loss to Cash
  Provided (Consumed) by Operating Activities:
   (Increase) in Accounts and Other Receivables               (25,617)        (399,939)
   (Increase) Decrease in Inventories                          71,710         (572,466)
   (Increase) Decrease in Prepaid Expenses                    (17,996)          24,331
   Increase in Accounts Payable and Accrued Expenses          848,690           87,031
                                                        ---------------  ---------------
   Cash Consumed by Operating Activities                     (237,632)      (1,408,252)

Financing Activities:
   Proceeds from Issuance of Common Stock                           -        1,125,122
   Proceeds from Issuance of Long Term Debt                         -           62,000
   (Payment) of Long Term Debt - Related Parties               (5,037)        (155,000)
   Proceeds from Long Term Debt - Related Parties              10,883          412,000
                                                        ---------------  ---------------
Cash Generated by Financing Activities                          5,846        1,444,122

Investing Activities:
   Acquisition of Equipment                                   (11,225)         (89,483)
   Advances to Affiliates & Employees                               -         (114,870)
   Payments Received on Advances to Related Parties           122,746           41,059
   Investment in Affiliate                                     (5,000)        (110,000)
                                                        ---------------  ---------------
Cash Provided (Used) in Investing Activities                  106,521        (273,294)

Net Decrease in Cash                                         (125,265)        (237,424)

Cash and Cash Equivalents - Beginning                         125,265          362,689
                                                        ---------------  ---------------
Cash and Cash Equivalents - Ending                       $          -     $    125,265
                                                        ===============  ===============

                          NATURAL SOLUTIONS CORPORATION
                    (Formerly known as Ice Ban America, Inc.)
           Consolidated Statement of Changes in Stockholders' Deficit
                    Fiscal Years Ended July 31, 1999 and 1998
                       See Summary of Accounting Policies
                and Notes to Consolidated Financial Statements.

                                                      Additional      Other
                                                       Paid-in    Comprehensive   Accumulated
                                   Shares   Par Value  Capital        Income        Deficit
                                ----------- --------- ----------- ------------- --------------
 Balance July 31, 1997 as
    previously reported          15,400,000 $ 15,400  $ 1,062,997 $   (25,477)  $   (325,970)

 Restatement Adjustment
                                          -        -    6,831,830      25,477        (39,084)
                                ----------- --------- ------------ ------------ ---------------
 Balance July 31, 1997 as
    restated                     15,400,000 $ 15,400  $ 7,894,827           -   $   (365,054)

 Stock Issued to Secure
    Additional Licensing Rights     100,000      100      531,900           -              -
 Stock Issued for Services          207,000      207      950,323           -              -
 Stock Issued for Product            31,740       32      192,206           -              -
 Stock Issued in for Cash           150,000      150    1,124,850           -              -
 Options Issued Under
    Employment Agreements                 -        -    4,086,920           -              -
 Write-off of Goodwill
 Deferred Compensation Under
 Employment Options                       -        -   (3,436,920)          -              -
 Net Loss July 31, 1998                   -        -            -           -     (9,407,722)
                                ----------- --------- ------------ ------------ ---------------
Balance July 31, 1998            15,888,740 $ 15,889  $11,344,106  $        -   $ (9,772,776)
                                =========== ========= ============ ============ ================

 Stock Issued for Services           73,574       74      316,797           -              -
 Stock Issued for Product            34,226       34      110,051           -              -
 Valuation Charge on
    Marketable Securities                 -        -            -     (96,250)             -
 Net Loss July 31, 1999
                                          -        -            -           -     (2,220,485)
                                ----------- --------- ------------ ------------ ---------------
 Balance July 31, 1999           15,996,540 $ 15,997  $11,770,954  $  (96,250)  $(11,993,261)
                                =========== ========= ============ ============ ================

                          NATURAL SOLUTIONS CORPORATION
                    (formerly known as ICE BAN AMERICA, INC.)
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                            Year Ended July 31, 1999

Principles of Consolidation
     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Ice Ban America, Inc., a Nevada corporation, Ice Ban, Inc., a New York corporation, and Roadbind America, Inc., a Nevada corporation and Ice Ban Holdings, Inc., a Florida corporation,. The Ice Ban, Inc. combination is accounted for under purchase accounting. Roadbind America, Inc., Ice Ban America, Inc. and Ice Ban Holdings, Inc. were formed by the Company as wholly owned subsidiaries. All intercompany balances and transactions have been eliminated. For further information see Note 5. The Investment in Unconsolidated Affiliate has been accounted for under the equity method.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash & Cash Equivalents
     For financial statement presentation purposes, the Company considers those short-term, highly liquid investments with original maturities of three months or less to be cash or cash equivalents.

Inventories
     Inventories consist of de-icing and road binding agents held for resale and are valued at average lower of cost (First in-First out) or market.

Property & Equipment
     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 10 years. Expenditures for renewals and betterments are capitalized. Expenditures for minor items, repairs and maintenance are charged to operations as incurred. Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place.

Revenue Recognition
     Sales are recognized when a product is delivered or shipped to the customer and all material conditions relating to the sale have been substantially performed.

Stock Based Compensation
   Stock based compensation is accounted for by using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation, ("SFAS 123") which allows companies to either continue to account for stock based compensation to employees under APB 25, or adopt a fair value based method of accounting. The Company has elected to continue to account for stock based compensation to employees under APB 25 but has made the required SFAS 123 pro forma disclosures in accordance with SFAS 123.

Fair Value of Financial Instruments
     Statements of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 1999. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, marketable securities, trade receivables, accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The fair value of the Company's notes payable is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates the fair value of the notes payable.

 Earnings Per Common Share
     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 replaces the previous "primary" and "fully diluted" earnings per share with "basic" and "diluted" earnings per share. Unlike "primary" earnings per share that included the dilutive effects of options, warrants and convertible securities, "basic" earnings per share reflects the actual weighted average of shares issued and outstanding during the period. "Diluted" earnings per share are computed similarly to "fully diluted" earnings per share. In a loss year, the calculation for "basic" and "diluted" earnings per share is considered to be the same as the impact of potential common shares is antidilutive. Potential common shares include 1,620,000 options.

Income Taxes
     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109") which requires recognition of estimated income taxes payable or refundable on income tax returns for the current year and for the estimated future tax effect attributable to temporary differences and carry forwards. Measurement of deferred income tax is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized.

Impairment of Long Lived Assets
     The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of," ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long lived assets used in operations and goodwill when indications of impairment are present and the discounted cash flows estimated to be generated by those assets are less than the carrying amount of the asset.

                          NATURAL SOLUTIONS CORPORATION
                    (formerly known as ICE BAN AMERICA, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Year Ended July 31, 1999

1. The Company (a Nevada corporation) was formed August 14, 1996 to exploit certain patents and rights to patents covered under a licensing agreement, which will enable Ice Ban America, Inc. to market an agricultural co-product as a road de-icing and anti-icing product. The product will be marketed under the copyright protected trade name of ICE BAN (R). The original licensing agreement covered all of the United States except for certain portions of New York State and Erie County Pennsylvania.

2. Investment in Unconsolidated Affiliate:

In June, 1998 the Company purchased 100,000 shares of IBAC Corporation stock for $ 110,000. The investment amounts to less than 1% of the 13,755,000 outstanding shares of IBAC Corporation. Due to factors such as the commonality of several members of the Board of Directors and officers in each company and the substantial ownership of stock in each company by Mr. George Janke, as trustee, this investment has been accounted for under the equity method. Mr. George Janke was the former President and Chairman of the Board of Directors of Natural Solutions Corporation and was President and Chairman of the Board of IBAC Corporation. The current market value for IBAC's common stock approximates its carrying value at July 31, 1999. Natural Solutions Corporation's equity in the net loss of its investee for the year ended July 31, 1999 is considered immaterial.

3. Licensing Agreement & Note Payable:

Ice Ban USA, Inc., is a Florida corporation controlled by Mr. George Janke as its President & Chairman of the Board of Directors. Ice Ban USA acquired the sole rights to the use of certain patent rights relating to roadway de-icing & anti-icing products and their related compositions. On August 31, 1996, Ice Ban USA, Inc. granted the Company the use of those rights in an exclusive license agreement for covering substantially all of the United States except for Erie County, PA and New York State north of the 42nd parallel for consideration of $ 100,000. The agreement is for a term of 7 years followed by one-year automatic renewals and is being amortized over the initial minimum term of 7 years. Mr. George Janke is the former President & Chairman of the Board of Directors of Natural Solutions Corporation. All rights to the excluded territory reverted to the Company upon the acquisition of Ice Ban, Inc. on July 29, 1997 (see note 5). The Company is also required to pay Ice Ban USA, Inc. fees (currently accrued at $ 38,228) based upon the following schedule:

--------------------------------------------------------------------------------
Period Covered                           Amount Payable Quarterly
September 1, 1996- August 31, 1997       No Fee Due
September 1, 1997- August 31, 1998       1% of Sales
September 1, 1998  and Thereafter        2% of Sales but not to exceed $ 3/ton
                                         or be less than $ 2/ton
--------------------------------------------------------------------------------

(Notes to Consolidated Financial Statements Cont'd)

On August 14, 1997 the Company issued 100,000 shares of its common stock (valued at $532,000) to Ice Ban, USA, Inc. to acquire additional rights to use certain other patents and secure a geographic marketing exclusivity agreement. The marketing agreement allows the Company to market the RoadbindTM product in the continental United States. This addition to the original licensing agreement of 1996 is being amortized over the 73 months, which were remaining in the life of the original agreement at the date of the addition. Amortization expense for the years ended July 31, 1999 and 1998 was $102,721 and $102,721 respectively.

4. Income Taxes:

The Corporation has approximately $ 5,133,173 in net operating loss carryovers available to reduce future income taxes. These carryovers may be utilized through the year 2013. The Company has adopted SFAS 109 which provides for the recognition of a deferred tax asset based upon the value the loss carry-forwards will have to reduce future income taxes and management's estimate of the probability of the realization of these tax benefits. A summary of the deferred tax asset presented on the accompanying balance sheet is as follows:


                                                                 July 31, 1999  July 31, 1998
                                                                 ------------   -------------

Federal Deferred Tax Asset Relating to Net Operating Losses      $  1,603,443   $   811,361
State Deferred Tax Asset Relating to Net Operating Losses             239,577       128,641
Less Valuation Allowance                                            1,843,020       722,396
                                                                 ------------   -------------

Total Deferred Tax Asset                                         $          0   $   217,606
                                                                 ============   =============
The  Components of the Valuation Allowance  are:

Amount Due to Federal Net Operating Losses                       $ 1,603,443    $   623,410
Amount Due to State Net Operating Losses                             239,577         98,896
                                                                 ------------   -------------
  Total                                                          $ 1,843,020    $   722,396
                                                                 ============   =============



5. Business Combination and Restatement of Financial Statements:

On July 29, 1997 the Company issued 1.3 million shares of its common stock to acquire 100% of the common stock of Ice Ban, Inc. Ice Ban, Inc. is a New York corporation engaged in the business of selling the ICE BAN(R) product in upstate New York. The combination is accounted for using the purchase method of accounting, and the results of the acquired business have been included in the consolidated financial statements since the date of acquisition. The purchase price of 1.3 million shares of common stock was valued at $6,916,000 or $5.32 per share plus assumed debt. The transaction was recorded as follows:

(Notes to Consolidated Financial Statements Cont'd)


 Total Consideration Paid                  $ 6,916,000
 Less Fair Value of Assets Acquired        $  (309,331)
 Debt Assumed                              $   214,335
                                           -------------
 Excess Cost Over Fair Value of
    Assets Acquired                        $ 6,821,004


During the fourth quarter of 1998, the Company completed an evaluation of the economic value of the acquisition's goodwill through an updated analysis of the expected cash flows. It was determined during the evaluation that the cash flow to be generated from this acquisition would be less than the recorded investment and unamortized goodwill balance on July 31, 1998. Accordingly, the Company recorded an impairment of goodwill of $4,547,336, reducing goodwill to zero.

In 1998 and 1997, the Company accounted for the acquisition of Ice Ban, Inc. as a pooling of interest, which management has determined to be incorrect. In the current year, the Company restated the financial statements for 1998 to reflect the purchase accounting method. The effect of this restatement was as follows:

                                            1998 as
                                          Previously        1998 as
                                           Presented       Restated
                                         --------------------------------
Additional Paid-in Capital               $ 4,512,276      $ 11,344,106
Other Comprehensive Income               $   (25,477)     $          -
Accumulated Deficit                      $(2,912,688)     $ (9,772,776)

Selling and Administrative Expenses      $ 2,953,134      $  5,226,802
Valuation Adjustment - Goodwill          $         -      $  4,547,336
Net Loss                                 $(2,586,718)     $ (9,407,722)
Loss per Share                           $       (16)     $      (0.60)
-------------------------------------------------------------------------

6. Major Customers/Suppliers:

At July 31, 1999 and 1998 transactions with two or more suppliers and/or customers, in the aggregate, have accounted for 10% or more of purchases of inventory or services and/or sales and also account for 10% or more of the Company's accounts payable and accounts receivable at those dates as follows:

                ------------------------------     -----------------------------
               Supplier   Supplier   Supplier      Supplier  Supplier   Supplier
                  A          B           C             A        B          C
------------- ---------- ----------- ----------  ----------  --------- ---------
July 31, 1998     44.9%     12.6%       20.9%        17.7%     28.3%      7.1%
         1999     15.9%     15.3%        7.6%        18.5%     20.3%      0.6%
------------- ---------- ----------- ----------  ----------  --------- ---------


                             Amounts Sold                Amounts Receivable
                 ------------------------------    -----------------------------
                Customer    Customer   Customer    Customer   Customer  Customer
                    A          B           C           A          B         C
------------- ---------- ----------- -----------  ---------  --------- ---------
July 31, 1998     51.2%       9.7%       9.6%       37.4%       14.7%     7.4%
         1999     25.7%      11.9%      11.9%       56.7%       16.4%     1.7%
------------- ---------- ----------- -----------  ---------  --------- ---------


On February 21, 1997 the Company entered into an agreement with Minnesota Corn Processors, Inc. (MCP) to purchase its ICE BAN(R) product from MCP in exchange for issuing up to 1,170,000 (Approx. 7.3% of the current outstanding shares issued) shares of its common stock. The shares were to be issued over the 3-year term of the agreement under a formula based upon the relationship of corn value price per ton and the value of Natural Solutions Corporation stock on the day of shipment. As of July 31, 1999, 65,966 common shares have been issued under this agreement. In October 1999, in conjunction with the settlement of a lawsuit, this agreement was terminated and replaced with a fixed price purchase agreement. In the settlement, the Company also agreed to pay the $235,000 owed to MCP which is carried in accounts payable at July 31,1999.

(Notes to Consolidated Financial Statements Cont'd)

7. Notes Payable & Long Term Debt:

Notes Payable to Related Parties consist
of two notes payable to Ice Ban
USA, Inc. bearing interest at 5.8% and 7%.                           $   257,000

Three short term notes to unrelated
individuals bearing interest at 6%-10%                                    47,000

Secured commercial loan guaranteed by an officer,
director & shareholder of the Corporation also
requiring a compensating balance held in savings
for the full amount of the unpaid balance of the
loan, bearing interest at 7%.                                             35,000
                                                                       ---------
    Total                                                                339,000
Less Current Portion                                                     206,967
                                                                       ---------
    Total                                                             $  132,033
                                                                       =========

A Summary of contractual maturities in each of the following fiscal years ended July 31, is as follows:



    Year Ended         Related
     July 31:         Party Debt           Unrelated            Total
-----------------   -----------------   -----------------   -------------
       2000         $  124,967          $ 82,000            $ 206,967
       2001             64,144                 0               64,144
       2002             21,339                 0               21,339
       2003             22,604                 0               22,604
    Thereafter          23,946                 0               23,946
                    -----------------   -----------------   --------------
      Totals        $  257,000          $ 82,000            $ 339,000
                    =================   =================   ==============


The Company is in default on $47,000 of unrelated or third party debt.

Subsequent to year end, the terms of repayment of amounts due to Ice Ban USA were modified to become payable when the Company, in its sole discretion, determines that it has achieved sufficient, reliable cash flow to satisfy the notes without jeopardizing the Company's ability to pay its budgeted expenditures.

(Notes to Consolidated Financial Statements Cont'd)

8. Commitments:

The Company leases its three office locations, certain storage facilities and rail cars. Rent expense for the year ended July 31, 1999 and future minimum lease payments under these operating leases was and is as follows:

                                          Minimum     Minimum   Minimum     Minimum
                                          Payment     Payment   Payment     Payment
    Description     Expense    Expense      Due         Due       Due         Due

                    July 31,   July 31,    July 31,  July 31,   July 31,    July 31,
                     1998       1999        2000       2001       2002        2003
Office Space        $  32,096 $  41,432  $  42,969  $  40,419  $  21,996  $      0
Storage Tanks         251,260   356,657    325,000    265,000    300,000         0
Rail Cars              52,290    39,030     37,080     37,080      3,090         0
                    --------- ---------  ---------- ---------- ---------  ---------

  Totals            $ 335,646 $ 437,119  $ 405,049  $ 342,499  $ 325,086  $      0
                    ========= =========  ========== ========== =========  =========

In addition, the Company is also obligated under employment agreements, to provide minimum compensation to two principal officers in the annual amount of $121,000 in cash plus certain stock options as outlined in notes 9 & 11. The Company has recognized an aggregate of $ 85,000 and $686,000 in cash and option based compensation under these agreements for the fiscal years ended July 31, 1999 and 1998 respectively.

9. Stockholders' Equity:

Common Stock Offering:
  On March 31, 1997 the Company concluded two offerings of its common stock to the public at $.10 and $ 1.00 per share. 1,900,000 shares of its $ 0.001 par value common stock were issued. The Company received $ 1,000,000 as a result of these offerings. The offerings were exempt from SEC registration under Rule 504 of Regulation D. Offering costs such as legal, accounting, registration fees and filing fees of $ 19,273 were applied against additional paid in capital and are treated as a reduction of the gross proceeds of the offerings.

Stock Issued for Product & Services:
  During 1999 and 1998, the Company issued an aggregate of 346,540 shares for professional services, consulting and purchases of its principal products. The value of these transactions is recorded at fair market value at the date of contract or delivery, or by a predetermined formula stipulated by the terms of underlying agreements. The predetermined formula resulted in transaction values equal to fair market value at the date of contract or delivery. The following table summarizes these transactions

(Notes to Consolidated Financial Statements Cont'd)

                                           1999                          1998
                                   ----------------------      -----------------
                                                 Weighted               Weighted
                                                 Average                Average
                                    Shares       Value         Shares    Value
                                                 Per Share              Per Share
                                   ---------     ---------     -------  --------
Shares Issued for Product            34,226      $ 3.22         31,740    $ 6.06
Shares Issued for Professional
     Fees and Services               73,574      $ 4.31        207,000    $ 4.58

  Total                             107,800                    238,740
                                    =======                    =======


For additional information see note 10.

Stock Based Compensation:
  Stock based compensation is accounted for by using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation, ("SFAS 123") which allows companies to either continue to account for stock based compensation to employees under APB 25, or adopt a fair value based method of accounting. The Company has elected to continue to account for stock based compensation to employees under APB 25. APB 25 recognizes compensation expense for options granted to employees only when the market price of the stock exceeds the grant exercise price at the date of the grant. The amount reflected as compensation expense is measured as the difference between the exercise price and the market value at the date of the grant.

  SFAS 123 requires pro forma disclosures regarding net income and earnings per share as if the compensation expense had been determined in accordance with the fair value based method described in SFAS 123. The Company estimates the fair value of each stock option at the date of grant using the Black-Sholes option-pricing model with the following weighted average assumptions for grants issued in 1998 and 1999

-------------------------------------------------
    Dividend Yield                 None
    Expected Life                  2 Years
    Expected Volatility            68%
    Risk Free Interest Rate         6%

(Notes to Consolidated Financial Statements Cont'd)

  A Summary of employee and non-employee options and warrants granted and exercised for each of the fiscal years ended July 31, 1999 and 1998 is presented below:

                                                    1998                   1999
                                                 -----------           -------------
                                                        Weighted                Weighted
                                                        Average                 Average
                                            Shares      Exercise    Shares      Exercise
                                                        Price                    Price
                                           ----------   --------   ---------    ---------
Balance at Beginning of Year                        -   $     -    1,900,000    $    6.58
  Grants Made During Year:
    Employment Agreements                     900,000      0.90      570,000         1.05
    Other                                   1,000,000     11.70            -            -
  Less Options Exercised During Year                0         -            -            -
  Less Options That Expired During Year             0         -      850,000         6.26
                                          ------------- --------   ----------   ----------
Amount of Options Outstanding at End of
   the Fiscal Year                          1,900,000   $  6.58    1,620,000    $    4.80
                                          ===========   ========   ==========   ==========

Options Exercisable at Year End             1,100,000   $  10.64    1,170,000   $    5.96
Weighted Average Fair Value of Options                  $   5.16                $    0.74
Granted During Year


Summary information for Options outstanding at July 31, 1999 is as follows:


                       Options Outstanding             Options Exercisable
                    ---------------------------       ---------------------
                              Weighted
Range of           Number     Average      Weighted  Amount       Weighted
Exercise         Outstanding  Remaining    Average   Exercisable  Average
Prices           at July 31,  Contractual  Exercise  at July 31,  Exercise
                   1999         Life       Price     1999         Price
-------------    -----------  -----------  --------  ----------   ---------
$ 0.00-$ 2.70    1,120,000     78 Months   $  1.26    670,000     $   0.89
$ 7.50-$15.00    500,000        4 Months   $ 12.75    500,000     $  12.75

(Notes to Consolidated Financial Statements Cont'd)

Had compensation cost been determined on the fair market value at the grant date consistent with SFAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                             1999          1998

Net loss applicable to common
               shareholders-as reported   $(2,220,485) $ (9,407,772)
Net loss applicable to common
               shareholders-pro forma     $(2,714,047) $ (9,835,449)
Basic loss per share-as reported          $ (  0.14)   $ (   0.60)
Basic loss per share-pro forma            $ (  0.17)   $ (   0.61)


10. Supplemental Cash Flow Information:

Selected non-cash investing and financing activities are summarized as follows:


                                                                1999       1998

          Cash Paid for Interest                             $ 1,973   $   2,485

Non Cash Equity Transactions:
 Issuance of Common Stock to Acquire Market & Patent Rights  $     0   $ 532,000
 Issuance of Common Stock in Exchange for Product            110,086     192,238
 Issuance of Common Stock in Exchange for Services           316,871     887,813
 Issuance of Common Stock For Other Purposes                       0      62,717


11. Related Party Transactions:

Ice Ban USA, Inc. is a Florida Corporation controlled by Mr. George Janke, as trustee. In consideration for obtaining the licensing agreement disclosed in note 3, and after having contributed $ 5,000 in cash, the Company issued 6.4 million shares to Mr. Warren Johnson, a former President and director of the Company and a former officer of Ice Ban USA, Inc., and 5.8 million shares to Mr. Janke, as trustee, for the benefit of certain members of his family.

On July 29, 1997, the Company issued 1.3 million shares of its common stock to acquire 100% of the stock of Ice Ban, Inc. Mr. Jeff Johnson, a former officer & director of the Company, was also an officer, director & shareholder of Ice Ban, Inc. prior to the acquisition.

On August 20, 1996, George Janke and the Company entered into a five-year Employment Agreement at an annual salary of $ 85,000 per year with cost of living increases. The Agreement also provides for up to 150,000 common shares to be issued on December 1 per year, for 5 years if certain performance goals are met. . On August 10, 1997, the 1996 agreement was superseded by a new agreement retroactive to January 1, 1997. The term and salary of the new agreement remain essentially the same as the old agreement but define the exercise dates and exercise prices

(Notes to Consolidated Financial Statements Cont'd)

of the options portion of the agreement. See note 9 for relevant data on employment related stock options issued under this agreement. Mr. Janke has waived all claims for option-based compensation or salary through December 31, 1998 under this agreement.

On May 1, 1997, the Vice President of the Company and the Company entered into a three year Employment Agreement at an annual salary of $ 36,000 per year with cost of living increases. The Agreement also provides for additional compensation to be paid in the form of 100,000 shares of common stock to be issued on the Agreement anniversary date in each of the three years of the Agreement. See note 9 for relevant data on employment related stock options issued under this agreement. The Company has recognized an aggregate of $ 686,000 in cash and option-based compensation under this agreement for the fiscal year ended July 31, 1998. In fiscal year 1999 the employment of the Vice President and this agreement were terminated by the Company. Such termination is the subject of a lawsuit disclosed on note 13.

In June, 1998 the Company purchased 100,000 shares of the common stock of IBAC Corporation (the Canadian licensee of ICE BAN(R) products under an agreement with Ice Ban USA, Inc.) for $ 110,000. The investment amounts to less than 1% of the 13,755,000 outstanding shares of IBAC Corporation. There exists a commonality of members of the Board of Directors and officers in both Natural Solutions Corporation and IBAC Corporation as well as a substantial ownership of stock in each company by Mr. George Janke, as trustee.

During the fiscal year ended July 31, 1999 the Company made payments in both cash and stock to a law firm in which Robert E. Freer Jr., Esq. is a principal. Mr. Freer became a Director of the Company in April 1998. Cash payments totaling $ 11,518 and 60,318 shares of common stock valued at $ 259,753 were paid directly to this firm for legal services performed and disbursements made on behalf of the Company. The Company owed approximately $ 79,020 in unpaid legal fees to Mr. Freer's law firm at July 31, 1999.

During the fiscal year ended July 31, 1998 the Company made payments in both cash and stock to either Robert E. Freer Jr., Esq., or to two law firms in which he was a principal. Mr. Freer became a Director of the Company in April 1998. Cash payments totaling $ 185,901 and 35,000 shares of common stock valued at $ 139,344 were paid directly to these firms for legal services performed and disbursements made on behalf of the Company prior to his becoming a director. In addition 50,000 shares valued at $216,125 were issued directly to Mr. Freer, also before becoming a director. The Company owed approximately $ 87,000 in unpaid legal fees to Mr. Freer's current law firm at July 31, 1998.

(Notes to Consolidated Financial Statements Cont'd)

12. Subsequent Events:

On August 11, 1999 the Company received proceeds of $750,000 upon the issuance of a convertible debenture. The debenture is due and payable on August 31, 2001 and bears interest at 10% per annum. Interest is payable semiannually and may be paid in cash or, at the election of the Company, in shares of its common stock valued at $ 0.75 per share. The debenture may be converted, at the option of the holder, into common shares of the Company at $ 0.75 per share at any time prior to maturity. The conversion price exceeded fair market value on the date of the transaction. Accordingly, no discount provision was recognized on the convertible debenture.

As an inducement, the Company also granted the holder warrants to acquire up to 3,000,000 shares of its common stock at $0.75 per share. These options expire August 2004. These options replace outstanding options on 500,000 shares at a weighted average exercise price of $ 12.75 that existed at July 31, 1999. The Company estimates the fair value of each stock option at the date of grant using the Black-Sholes option-pricing model. The conversion features and warrants were determined to have no material value. Accordingly, no amount was recorded as capital for the warrants.

On October 29, 1999 the Company also sold 4,000,000 shares of its common stock for $1,000,000 in cash.

13. Contingencies and Legal Matters:

Employment Agreement

This lawsuit was filed by the former Vice President of the Company and seeks to enforce his original employment agreement of an annual salary of $ 36,000 and 300,000 shares of common stock over a three-year period. The agreement calls for arbitration proceeding that is currently at the initial scheduling conference stage. The Company intends to defend its dismissal of the employee for good cause. Management estimates the loss to be the 100,000 shares earned in the first year under the agreement but not yet issued. The financial statements reflect the future obligation to issue these shares.

(Notes to Consolidated Financial Statements Cont'd)

Securities Fraud
This lawsuit seeks damages to certain shareholders for breach of various security regulations and laws due to alleged violations by the Company. The former shareholders of Ice Ban, Inc. claim of being defrauded in the receipt of their stock in the Company in exchange for selling their company, Ice Ban, Inc., to Natural Solutions Corporation. The Company has filed a counterclaim alleging, among other things, breach of fiduciary duty and violation of securities law. Management is uncertain of the outcome of this case and, if unsuccessful, unable to estimate the amount or range of potential loss.

Fraudulent Misrepresentation
The selling shareholders of Ice Ban, Inc. seek to rescind the sale of that company to Natural Solutions Corporation in July of 1997. The suit alleges management misrepresentation surrounding the ownership of the Toth Patent. Management believes full and complete disclosure was made at the time of the acquisition and has filed motions to dismiss and for summary judgment. Management is uncertain of the outcome in this case but considers a successful defense likely.

Minnesota Corn Processors (MCP) sued the Company for fraudulent misrepresentation regarding the Toth Patent and sought to rescind the exclusivity in its agreement to supply the Company with steepwater used in the Company's "ICE BAN" product. The Company reached a settlement in October 1999. In the settlement, the Company agreed to pay the $235,000 owed to MCP which is carried in accounts payable at July 31,1999. In addition the supply agreement was amended as discussed in note 6.

Sears Oil Company alleges fraudulent misrepresentation and inducement regarding the Toth Patent and seeks to rescind its distribution agreement for the New England region. Plaintiffs seek damages of $400,000 plus dissolution of a New York LLC in which both parties are principals. The Company has not yet filed its counterclaims in this matter. No trial has been scheduled as of the date of the issuance of these financial statements. Management is uncertain of the outcome in this case and unable to estimate the amount or range of potential loss.

14. Inventory:

The Company retained outside consultants to measure and test its inventory held in storage locations in New York and Florida. The results of these tests were delivered on December 3, 1999.

15. Substantial Doubt about the Company's Ability to Continue as a Going Concern and Management's Plans:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses since its inception, August 14, 1996, and has aggregate operating losses of $11,993,261 through July 31, 1999. As a result of these continued losses, the Company has been unable to generate sufficient cash flow from its operating activities to support current operations. The Company's ability to generate sufficient future cash flows from its operating activities in order to sustain future operations cannot be determined at this time. The Company has primarily funded its operations through the sale of its common stock. There can be no assurance that the Company will be able to do so in the future, and, if so, will provide sufficient capital and on terms favorable to the Company. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might arise from the outcome of these uncertainties. Management's plan to overcome this problem is as follows:

     1. The Company believes it has secured sufficient capital to maintain its current operations through the sale of $750,000 of convertible debt and $1,000,000 of its common stock.
     2. The Company's Board of Directors has made recent changes to its management team by replacing is President and Chief Financial Officer.
     3. The Company is in the process of significantly revamping its sales strategy and has taken steps to reduce its inventory carrying costs.
     4. The Company is also in the process of streamlining its central organization and eliminating unnecessary overhead costs.

Interim Financial Statements

The Interim Financial Statements of Natural Solutions, Inc., and Notes to the Interim Financial Statements commence on page F-21 hereof and are incorporated herein by this reference.


                      INDEX TO INTERIM FINANCIAL STATEMENTS

Consolidated Balance Sheets as of
     January 31, 2000 and 1999, and July 31, 1999...........................F-23

Consolidated Statements of Operations for the Three and Six Months Ended
     January 31, 2000 and 1999 .............................................F-24

Statements of Consolidated Cash Flows for the Six Months Ended
     January 31, 2000 and 1999..............................................F-25

Notes to the Consolidated Financial Statements..............................F-26

                          NATURAL SOLUTIONS CORPORATION
                           Consolidated Balance Sheets



                                                (Unaudited)       (Unaudited)
                                              January 31, 2000   January 31, 1999    July 31, 1999
                                             -----------------   ----------------   -----------------
Current Assets:
    Cash and Cash Equivalents                $    146,596        $       65,559     $          0
    Accounts Receivable - Trade                   731,302               642,124           86,339
    Other Receivables                             187,431                74,643            5,375
    Inventories                                   727,660               405,358          626,876
    Prepaid Expenses                              102,249               106,693           62,736
                                             -----------------   ----------------   -----------------
       Total Current Assets                     1,895,238             1,294,377          781,322


Property and Equipment, net                       103,453               127,488          112,453
Investment in Affiliate                           18,750                110,000           18,750
Licensing Agreement, net                         386,118                470,980          419,620
Other                                                905                218,511              905
                                             -----------------   ----------------   -----------------
                                             $ 2,404,464         $    2,221,356     $  1,333,050
                                             =================   ================   =================

Current Liabilites:
    Accounts Payable - Trade                   1,106,215                552,839        1,115,754
    Accured Expenses                             259,923                 13,444          180,856
    Note Payable                                  60,000                      -                -
    Current Portion of Long Term Debt             82,000                 82,000           82,000
    Current Portion of Related Party Debt                                61,951          124,968
                                             -----------------   ----------------   -----------------
       Total Current Liabilities               1,508,138                710,234        1,503,578

Long Term Debt to Related Parties                257,000                195,049          132,032
Convertible Debenture                            750,000

Stockholders' Equity:
    Preferred Stock, $0.01 par value,
      20,000,000 shares authorized, no shares
      have been issued or are outstanding              -                      -                -
    Common Stock, $0.01 par value,
      55,000,000 shares authorized,
      19,996,540 issued and outstanding           19,997                 15,993           15,997
    Additional Paid-in Capital                12,766,954             11,738,988       11,770,954
    Other Comprehensive Income                   (96,250)                     -          (96,250)
    Accumulated Deficit                      (12,801,375)           (10,438,908)     (11,993,261)
                                             -----------------   ----------------   -----------------
       Total Stockholders' Equity               (110,674)             1,316,073         (302,560)
                                             -----------------   ----------------   -----------------
                                             $ 2,404,464         $    2,221,356     $  1,333,050
                                             =================   ================   =================



              The accompanying notes are an integral part of these
                             financial statements.

                          NATURAL SOLUTIONS CORPORATION
                         Consolidated Income Statements

                                          For the Three Months Ended           For the Six Months Ended
                                                  January 31                         January 31
                                               2000            1999             2000              1999
                                          --------------  ---------------  ----------------  ---------------
    Net Sales                             $  939,396      $    914,492     $  1,132,733      $  1,542,799
    Costs Applicable to Sales                647,081           551,406          843,524         1,017,823
                                          --------------  ---------------  ----------------  ---------------
       Gross Profit                          292,315           363,086          289,209           524,976

    Selling and Administrative Expenses      580,968         717,204          1,065,352         1,266,736
                                          --------------  ---------------  ----------------  ---------------
       Losses from Operations               (288,653)       (354,118)         (776,143)          (741,760)

    Other Expense, net                       (19,095)              -           (31,984)                 -
                                          --------------  ---------------  ----------------  ---------------

    Net Loss Before Taxes                   (307,748)       (354,118)         (808,127)          (741,760)

    Income Taxes                                   -               -                 -                  -
                                          --------------  ---------------  ----------------  ---------------

    Net Loss                               ($307,748)      ($354,118)        ($808,127)         ($741,760)
                                          ==============  ===============  ================  ===============

    Weighted Average Common Shares
      Outstanding                         17,923,733      15,929,306        17,923,733         15,915,827
                                          --------------  ---------------  ----------------  ---------------
    Loss per Share                            ($0.02)         ($0.02)           ($0.05)            ($0.05)
                                          ==============  ===============  ================  ===============


              The accompanying notes are an integral part of these
                             financial statements.

                          NATURAL SOLUTIONS CORPORATION
                      Consolidated Statements of Cash Flows

                                                                  For the Six Months Ended January 31
                                                                      2000                 1999
                                                                 ---------------      ---------------
Operating Activities:
Net Loss                                                              ($808,127)           ($741,760)
Non-Cash Expenses Included in Net Loss:
    Depreciation and Amortization                                        42,515               60,360
    Bad Debts                                                                 -              289,481
    Product and Services Pruchased for Stock
       and Options                                                            -              370,463
Adjustments to Reconcile Net Loss to Cash
  Provided (Consumed) by Operating Activities:
    (Increase) in Accounts Receivable                                  (644,963)            (479,951)
    (Increase) in Other Receivables                                    (182,056
    (Increase) Decrease in Inventories                                 (100,788)             293,224
    (Increase) in Prepaid Expenses
    Increase in Accounts Payable and
       Accrued Expenses                                                  69,528              118,366
                                                                 ---------------       ---------------
Cash Consumed by Operating Activities                                (1,663,404)             (98,945)

Financing Activities:
    Proceeds from Issuance of Note Payable                               60,000                    -
    Proceeds from Issuance of Long Term Debt                            750,000                    -
    Proceeds from Issuance of Common Stock                            1,000,000                    -
                                                                 ---------------      ---------------
Cash Generated by Financing Activities                                1,810,000                    -

Investing Activities:
    Acquisition of Equipment                                                 -               (16,813)
    Advances to Related Parties                                              -                (4,943)
    Payments Recevied on Advances to Related
      Parties                                                                -                60,995
                                                                 ---------------      ---------------
Cash Provided (Used) in Investing Activities                                 -                39,239

Net Increase (Decrease) in Cash                                        146,596               (59,706)

Cash and Cash Equivalents - Beginning                                        -               125,265
                                                                 ---------------      ---------------
Cash and Cash Equivalents - Ending                                    $146,596               $65,559
                                                                 ===============      ===============


              The accompanying notes are an integral part of these
                             financial statements.

                          NATURAL SOLUTIONS CORPORATION
                      Notes to Interim Financial Statements
                                January 31, 2000

Note 1. The interim financial statements include all adjustments, which, in the opinion of management, are necessary in order to make the financial statements not misleading. The unaudited consolidated financial statements and notes are presented as permitted by Form 10-QSB. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. The accompanying consolidated financial statements and notes should be read in conjunction with the audited financial statements and notes of the Company for the year ended July 31, 1999. The results of operations for the three-month and six-month periods ended January 31, 2000 are not necessarily indicative of those to be expected for the entire year.

Note 2. The financial statements as of January 31, 1999 and for the periods ended January 31, 1999 have been restated to reflect year end adjustments to provide an additional allowance for doubtful accounts totaling $259,912, which have been allocated back to the applicable quarters. The result of this adjustment is to increase the loss per weighted average common share outstanding by $0.016 for the three months and six months ended January 31, 1999.

Note 3. On September 15, 1999 the Company signed an unsecured short-term note payable for $60,000. The note is due in twelve installments of $5,000 plus interest at 7% per annum.

Note 4. On August 11, 1999, the Company borrowed $750,000 from a related party in the form of a convertible debenture bearing interest at 10% per annum and maturing on August 11, 2001. Prior to repayment, the principal and accrued and unpaid interest may be converted into the Company's common stock at a price of $0.75 per share. The debenture includes two detachable warrants entitling the holder to purchase up to three million shares of the Company s common stock at a price of $0.75 per share. The warrants expire as follows: one million shares on July 28, 2000 and two million shares on August 9, 2004.

Note 5. On October 31, 1999, the Company sold four million shares of common stock to a related party for $1 million. As a part of the transaction, the purchaser acquired, among other rights, the right to name up to three of seven of the directors of the Company.

                                    PART III
Item 1. Index to Exhibits

2.1            Ice Ban Board of Directors Mtg. Nov. 13, 1997

3.(i).1        Articles of Incorporation  Ice Ban Aug. 14, 1996

3.(i).2        Articles of  Incorporation Tembind  (Roadbind)   Oct. 17, 1997

3.(i).3        Articles of  Incorporation Natural Solutions Corp.

3.(i).4        Ice Ban Articles of Inc. Amendment Nov. 11, 1998

3.(i).5        Amend. to Articles of Inc. for ICE BAN, INC. 12-02-98

3.(i).6        Amend. of Articles of Inc. ICE BAN 12-11-98

3.(ii).1       Ice Ban America By-Laws

3.(ii).2       Master  of By-Laws for Ice Ban Holdings, Inc

86
3.(ii).3       Tembind  America  (Roadbind)  Bylaws

10.1           PLM Investment Management

10.2           First Addendum to Crystal Tree Lease July 10, 1997

10.3           Second Addendum to Crystal Tree Lease Feb. 8, 1999

10.4           Tenant Estoppel Cert.  Crystal Tree March 30, 1999

10.5           Lease Agreement, Medina NY Feb. 10, 1999

10.6           Office Lease Agreement-NY 6-1-97

10.7           Tembec & Ice Ban Dist Agreement

10.8           Addendum to Agreement between NSC and IBUSA

10.9           Agreement Mountain Products -- Ice Ban

10.10          Caloosa Shell Corp. Supply Agree

10.11          DEDERT- Rental 7-23-98

10.12          Elevage USA Corp

10.13          Lease NSC and Jeanne Whipple Realty

10.14          Na-Churs Plant Food Company

10.15          Roadway Solutions Inc. Sup Agree  4/19/99

10.16          RPR, Inc. 2/24/99

10.17          Steuben Co-Op terminal agree.9/16/99

10.18          Sweetners Plus

10.19          Transmatrix, Inc. Contract

10.20          Warehouse Lease

10.21          CSX Transportation Agreement 5/12/98

10.22          Crystal Tree Corporate Centre Lease 4/11/97

109
10.23.1.1      Employment Contract

10.23.2        Testing Consent Letters and HITEC Test Results

10.24 Highway Innovative Technology Evaluation Center (HITEC) Report (Hard Copy Provided Separately)

27.1     *     Financial Data Schedule

(* Filed herewith)

Item 2. Description of Exhibits

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized

                              Natural Solutions Corporation
                                      (Registrant)

Date: October 2, 2000            By: /s/ Jim W.  Foshee
                                   -------------------------------
                                   Jim W. Foshee, President and CEO

Date: October 2, 2000            By: /s/ Michael Klansek
                                   --------------------------------
                                   Michael Klansek, Chief Financial Officer